Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies, joint arrangements, and contractual obligations (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 9, 2023 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2022. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2022 PERFORMANCE HIGHLIGHTS

●	Successfully completed 2022 ISR field work, including permitting, constructing, and completing the leaching and neutralization phases of the Feasibility Field Test at Phoenix

The Company’s ambitious 2022 evaluation plan for the Wheeler River Project (‘Wheeler River’ or the ‘Project’) was designed to further de-risk the technical elements of the In-Situ Recovery (‘ISR’) mining project planned for the high-grade Phoenix uranium deposit (‘Phoenix’). Central to this plan was the Feasibility Field Test (‘FFT’), which was designed to use the existing commercial-scale ISR test pattern to perform a combined assessment of the Phoenix deposit’s hydraulic flow properties along with the leaching characteristics that have been assessed through the metallurgical core-leach testing program. Overall, the FFT is intended to provide further verification of the permeability, leachability, and containment parameters needed for the successful application of the ISR mining method at Phoenix.

During 2022, the Company received approval to construct and operate a pollutant control facility from the Saskatchewan Minister of Environment (‘SKMOE’) and a License to Possess, Use, Store and Transfer a Nuclear Substance (‘Nuclear Substance License’) from the Canadian Nuclear Safety Commission (‘CNSC’). With the receipt of these approvals, the Company was fully permitted to operate the ISR FFT for Phoenix. The Company completed the construction and commissioning of the lixiviant injection system for the FFT and commenced the leaching phase of the FFT in September 2022.

In November, the Company announced the highlights of the highly successful leaching phase, which:

●	Recovered approximately 14,400 pounds of U3O8 over ten days of active leaching following completion of initial acidification of the leaching area;
●	Returned maximum uranium head grade of recovered solution of 43 grams per litre (‘g/L’) when the leaching phase of the FFT was completed, with grades still rising (indicative of the ramp-up segment of a well production profile);
●	Achieved suitable acidification for ISR mining within 7 days post initial injection at 5 metre well spacing (GWR-041) and within 17 days for 10 metre well spacing (GWR-038);
●	Demonstrated the ability to achieve and maintain uranium mass flow rate consistent with the assumptions in the Pre-Feasibility Study (‘PFS’) prepared for the Project in 2018;
●	Further demonstrated hydraulic control of injected solution during the FFT, reporting no responses in the monitoring wells outside of the designed FFT test area; and
●	Confirmed breakthrough times between injection and recovery wells, consistent with the Project’s hydrogeological model and the previously completed tracer test.

The Company then successfully completed the neutralization phase of the FFT, after which sampling of monitoring wells around the FFT site confirmed the successful restoration of the leaching zone to environmentally acceptable pH conditions, as outlined in the applicable regulatory approvals for the FFT. The neutralization phase was designed to confirm certain environmental assessment assumptions and verify the efficiency and effectiveness of the neutralization process planned for ISR mining at Phoenix.

The final phase of the FFT, which involves management of the recovered solution, is expected to commence in the spring of 2023.

Other ISR field work completed in 2022 included the installation of additional test wells in multiple three-spot test patterns at the Phoenix site in order to assess the ISR mining conditions in additional areas of Phoenix, as well as the completion of extensive hydrogeologic test work and a substantial borehole geophysics program.

The results of the FFT and additional test work completed in 2022 are expected to inform and support the completion of the Feasibility Study (‘FS’) initiated for Phoenix in late 2021.

MANAGEMENT’S DISCUSSION & ANALYSIS

●	Exceeded 97% recovery from long-term Phoenix ISR core leach test

In December 2022, Denison announced the results from long-term core leach metallurgical testing designed to support the establishment of ISR production and recovery curves to be used in the FS. The Company completed a long-term test of a representative intact core sample (‘Core 4A’) using specialized equipment to replicate the in-situ leaching conditions of the Phoenix deposit.

The results from long-term core leach testing of Core 4A were highlighted by the following:

●	Overall recovery of uranium in excess of 97% – demonstrating excellent recovery of uranium from intact high-grade core, without the use of permeability enhancement;
●	Average recovered solution uranium head grade of 18.3 g/L – exceeding the assumed 15 g/L uranium head grade being used in FS plant designs (see news release dated August 4, 2021);
●	Continuous intact core leach testing over a period of 377 days, with uranium recovery head grades consistently maintained above 5 g/L during the final stages of the production curve and then declining during the ramp-down stage; and
●	Maximum recovered solution uranium head grade of 49.8 g/L achieved using similar lixiviant concentrations as to those used during the FFT.
●	Achieved significant regulatory milestone for Wheeler River with the submission of the draft Environmental Impact Statement (‘EIS’)

In October 2022, Denison announced a significant regulatory milestone for Wheeler River with the submission of the draft EIS to the SKMOE and the CNSC. The EIS submission outlines the Company’s assessment of the potential effects, including applicable mitigation measures, of the proposed ISR uranium mine and processing plant planned for Wheeler River, and reflects several years of baseline environmental data collection, technical assessments, plus extensive engagement and consultation with Indigenous and non-Indigenous interested parties.

In November 2022, the Company announced that the CNSC completed its conformity review of the draft EIS and determined that the draft EIS met the requirements for the advancement of the Environmental Assessment (‘EA’) process. Denison also reported that the federal technical review of the EIS, which is being completed under the provisions of the Canadian Environmental Assessment Act, 2012 (‘CEAA 2012’), had commenced.

●	Executed agreements with Indigenous and non-Indigenous communities of interest in the Athabasca Basin

In 2022, Denison entered into an exploration agreement with Kineepik Métis Local #9 (‘KML’) and an exploration agreement with the Ya’thi Néné Lands and Resources Office (‘YNLRO’), Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation (collectively, the ‘Athabasca Nations’) and the Northern Hamlet of Stony Rapids, the Northern Settlement of Uranium City, the Northern Settlement of Wollaston Lake and the Northern Settlement of Camsell Portage (collectively, the ‘Athabasca Communities’) in respect of Denison’s exploration and evaluation activities within the KML’s land and occupancy area and within the traditional territories of the Athabasca Nations and Athabasca Communities.

Each exploration agreement expresses the respective parties’ intentions to build a long-term relationship and that Denison wishes to conduct and advance its exploration activities in a sustainable manner that respects the rights and interests of KML and the Athabasca Nations’ Indigenous rights, advances reconciliation with Indigenous peoples, and provides economic opportunities and other benefits to the communities in an authentic, cooperative and respectful way.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison also entered into a participation and funding agreement with KML, which expresses Denison’s and KML’s mutual commitment to co-develop an agreement supporting the advancement of Wheeler River.

Finally, Denison entered into a capacity and funding agreement with the Métis Nation – Saskatchewan (‘MN-S’), which expresses Denison’s commitment to ensure the MN-S’ participation in the regulatory process and associated documents for Wheeler River.

●	Expanded high-grade uranium mineralization at McClean Lake South

In September 2022, Denison announced that assays received from exploration drilling completed at the Company’s 22.5% owned McClean Lake Joint Venture (‘McClean Lake’ or ‘MLJV’) during the winter of 2022 resulted in a significant expansion of the high-grade unconformity-hosted zone of uranium mineralization discovered in 2021 between the McClean South 8W and 8E pods (see news release dated April 14, 2021). Ten drill holes completed during 2022 by Orano Canada Inc. (‘Orano Canada’), 77.5% owner and operator of the MLJV, returned notable uranium mineralization, including drill hole MCS-58, which returned 2.96% U3O8 over 15.5 metres, including 24.49% U3O8 over 1.5 metres, located approximately 54 metres to the southeast of drill hole MCS-34, which was completed in 2021 and returned a mineralized interval of 8.67% U3O8 over 13.5 metres. Overall, the results from 2022 have successfully expanded the footprint of the mineralized zone to approximately 180 metres in strike length.

●	Intersected additional high-grade uranium mineralization at Waterfound

In March 2022, multiple high-grade intercepts of unconformity-hosted uranium mineralization were discovered in the final three drill holes completed during the winter 2022 exploration program at the Orano Canada-operated Waterfound Joint Venture (‘Waterfound’). The results were highlighted by drill hole WF-68, which returned a broad zone of uranium mineralization, including a peak interval of 5.91% eU3O8 over 3.9 metres (0.05% eU3O8 cut-off) with a sub-interval grading 25.30% eU3O8 over 0.7 metres, located approximately 800 metres west, along the La Rocque conductive corridor, of the previously discovered high-grade mineralization (including 4.49% U3O8 over 10.53 metres) at the Alligator Zone.

In September 2022, Denison announced that uranium mineralization was encountered in three of the seven drill holes completed during the summer exploration program at Waterfiound, highlighted by drill hole WF-74A, which intersected 4.75% eU3O8 over 13.3 metres, including a sub-interval grading 25.23% eU3O8 over 0.5 metres. The mineralized intersection from WF-74A represents the best mineralized hole drilled on the Waterfound property to date, and highlights the potential for the discovery of additional high-grade uranium mineralization further along strike to the west of the Alligator Zone. Denison holds an effective 24.68% ownership interest in Waterfound through its direct interest in the joint venture and its 50% ownership of JCU (Canada) Exploration Company Limited (‘JCU’).

●	Completed the sale of 40,000 pounds of U3O8 from MLJV production at a sales price of $74.65 (US$59.25) per pound U3O8.

In April 2022, Denison completed the sale of 40,000 pounds of U3O8, representing the Company’s share of production from the SABRE test mining program completed by the MLJV in 2021. The uranium was sold at a price of $74.65 (US$59.25) per pound U3O8 for gross proceeds of $2,986,000.

●	Obtained regulatory approval for the expansion of the McClean Lake Tailings Management Facility

In January 2022, the CNSC approved an amendment to the operating license for the MLJV and Midwest Joint Venture (‘MWJV’) operations, which allows for the expansion of the McClean Lake Tailings Management Facility (‘TMF’), along with the associated revised Preliminary Decommissioning Plan (‘PDP’) and cost estimate. The McClean Lake mill is a strategically significant asset in the Athabasca Basin region and the approval of the TMF expansion ensures the facility will be well positioned to serve as a regional milling centre for current and future uranium mining projects in the eastern portion of the Athabasca Basin for many years to come.

MANAGEMENT’S DISCUSSION & ANALYSIS

As a result of the updated PDP, the Company’s pro rata share of the financial assurances required to be provided to the Province of Saskatchewan decreased from $24,135,000 to $22,972,000. Accordingly, in April 2022, the pledged amount of cash required under the Company’s 2022 Credit Facility was decreased to $7,972,000, and the additional cash collateral of $135,000 was released – resulting in the return of $1,163,000 in previously restricted cash to the Company.

●	Received US$4.8 million from Uranium Industry a.s (‘UI’) pursuant to a Repayment Agreement

During 2022, the Company received US$4.8 million from UI pursuant to the terms of a Repayment Agreement (‘RA’) that was executed in January 2022. Under the RA, UI has agreed to make scheduled payments on account of an arbitration award in favour of Denison (with respect to the arbitration proceedings between the Company and UI related to the 2015 sale by Denison to UI of its mining assets and operations located in Mongolia), plus additional interest and fees. The total amount due to Denison under the RA, including amounts already received in 2022, is approximately US$16 million, which is payable over a series of quarterly installments and annual milestone payments ending on December 31, 2025.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 67.41% interest in the Tthe Heldeth Túé (‘THT,’ formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering approximately 300,000 hectares in the Athabasca Basin region.

Denison is also engaged in mine decommissioning and environmental services through its Closed Mines group, which manages Denison’s Elliot Lake reclamation projects and provides third-party post-closure mine care and maintenance services.

Prior to July 19, 2021, Denison also served as the manager of Uranium Participation Corp (‘UPC’), a publicly traded company then listed on the TSX that invested in U3O8 and uranium hexafluoride (‘UF6’). In April 2021, UPC announced that it had entered into an agreement with Sprott Asset Management LP (‘Sprott’) to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021, and the management services agreement (‘MSA’) between Denison and UPC was terminated.

MANAGEMENT’S DISCUSSION & ANALYSIS

STRATEGY

Denison’s strategy is focused on leveraging its uniquely diversified asset base to position the Company to take advantage of the strong long-term fundamentals of the uranium market. The Company has built a portfolio of strategic uranium deposits, properties, and investments – highlighted by an effective 95% interest in Wheeler River and a minority interest in the MLJV, which owns an operating and licensed uranium mill, both of which are located in the infrastructure rich eastern portion of the Athabasca Basin region. While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large-scale uranium producer in Canada. With a shortage of low-cost uranium development projects in the global project pipeline, Denison offers shareholders exposure to value creation through the potential future development of Wheeler River and advancement of the Company’s other potential development projects. Denison’s exploration and development portfolio, and substantial physical holdings of uranium, provides investors with meaningful additional leverage to an anticipated increase in future uranium prices.

URANIUM INDUSTRY OVERVIEW

During the year ended December 31, 2022, both the uranium spot price and long-term price continued their upward trend. In the spot market, the price of uranium started the year at US$42.00 per pound U3O8, and increased to a high of US$63.75 per pound U3O8 in April 2022, before declining to end the year at US$48.00 per pound U3O8 – a 14% increase year over year. A similar price increase was observed in the long-term market, with the long-term price steadily increasing throughout the year from US$40.50 per pound U3O8 at December 31, 2021 to US$51.00 per pound U3O8 at December 31, 2022. This US$10.50 per pound U3O8 increase in the long-term price is the largest annual gain since 2007.

During 2022, investor interest in the uranium and nuclear energy sectors continued. This is believed to largely be driven by a renewed focus on global goals to achieve net-zero carbon emissions, and the necessary role for nuclear energy in the “clean energy transition”. In assessing the potential paths to reduce carbon emissions many nations, policymakers, and interest groups have recognized the critical role that their existing or planned future nuclear power plants play in achieving decarbonization objectives.

There is global focus on the importance of nuclear power in enabling the achievement of carbon emissions goals. In Canada, backed by $970 million of government financing, Ontario Power Generation has commenced preparations at the Darlington site for a 300 megawatt (‘MW’) small modular reactor (‘SMR’) targeted for completion by 2028. Additional SMRs are planned in other provinces as part of a pan-Canadian SMR Roadmap. In South Korea, newly-elected President Yoon Suk-yeol reversed the country’s nuclear phaseout policy, restarting construction on two reactors at Shin Hanul and planning for nuclear to represent 34.6% of the country’s electricity supply by 2036 (up from 27.4% in 2021). In Europe, the European Union parliament voted in July 2022 to include nuclear power in its clean energy financing taxonomy, which establishes the criteria for ‘green’ economic activities that can access favourable financing. In the United Kingdom, new prime minister Rishi Sunak continued support for advancing two new 1600 MW reactors at the Sizewell C site identical to the two reactors already under construction at the Hinkley Point C site. In the United States, building on the success of 2021’s Infrastructure, Investment, and Jobs Act, the US Congress passed the Inflation Reduction Act, which includes a new production tax credit for existing nuclear reactors and other support for advanced nuclear reactors. Taken together, forecasts from UxC LLC (‘UxC’) for global reactor units and nuclear capacity in 2035 is 512 units and 488.6 megawatts electrical (‘MWe’) installed capacity (estimated as of Q4’2022) –  representing a 26% increase in global nuclear power generation from current levels. With expected growth accelerating, UxC’s base case estimate of global uranium demand in 2035 increased 5% - from 229 million pounds U3O8 (estimated as of Q4’2021) to the current estimate of 240 million pounds U3O8 (estimated as of Q4’2022).

MANAGEMENT’S DISCUSSION & ANALYSIS

The improved equity investor sentiment in the early part of 2022 led to continued spot market demand from physical uranium funds, with estimates that at least 20 million pounds U3O8 was acquired by secondary sources, including physical uranium funds in 2022. While not as significant as the 53 million pounds U3O8 purchased as secondary demand in 2021, continued purchasing from secondary sources in 2022 provided some support for spot uranium prices throughout the year. On the supply side, uranium production for 2022 is estimated at 132 million pounds U3O8, which represents a 6% increase over 2021 production levels, largely due to the restart of the McArthur River mine as well as higher production at other mines (many of which were impacted by the COVID-19 pandemic (‘COVID-19’) in 2021). Total utility demand for 2022 is estimated at 193 million pounds U3O8, resulting in a significant primary supply shortfall of approximately 32% or 61 million pounds U3O8.

While primary production is estimated to increase to 143 million pounds U3O8 in 2023, with the anticipated restart of certain curtailed mines, as well as slight production increases projected at various operating mines, a significant primary supply deficit is still expected to exist in contrast to base case demand, which is estimated at 194 million pounds U3O8. Similar to 2022, it is expected that the excess of demand over primary production in 2023 will be supplied by secondary sources (including commercial inventories, reprocessing of spent fuel, and inventories held by governments). Parties holding or with access to these secondary sources of supply, however, have become increasingly more sensitive to price, particularly as sources of secondary supply are expected to fall by 30% in 2023, as pandemic-related production curtailments in 2020 and 2021 and strong secondary demand in past years has accelerated the process of commercial uranium inventory drawdown.

The Russian invasion of Ukraine in February 2022 caused significant turmoil in the global nuclear fuel market. Russia is a significant supplier of enriched uranium to the rest of the world, operating 46% of the world’s uranium enrichment capacity. In 2021, Russian enrichment comprised 31% of European Union enrichment purchases and 28% of US utility enrichment purchases. While deliveries of material from Russia to Western utilities continue uninterrupted, increased demand for non-Russian supply has led to significantly increased prices for uranium processing services. From December 2021 to December 2022, the long term price of conversion and enrichment services increased by 47% and 123%, respectively. In the short- to medium-term, in order to increase enriched uranium production in the supply-constrained Western enrichment market, Western enrichers are likely to input more UF6 (‘overfeed’) into their centrifuges in order maximize production capacity. As a consequence, Western utilities in aggregate will require more natural uranium feedstock to produce the same quantity of enriched uranium (i.e., new enrichment contracts are being executed with higher tails assay levels).

Russia is also a major player in uranium logistics, with significant quantities of uranium from Central Asia transported through Russia to Russian ports for delivery to Western uranium conversion facilities. Kazakhstan and Uzbekistan combined for 52% of global primary uranium production in 2021. As a result, logistics of uranium shipped through Russia remains an item of concern to uranium end users. Some uranium has been successfully shipped from Kazakhstan to Canada via the Trans-Caspian International Transport Route, which does not include transit through Russia; however, these shipments are limited to less than 20% of Kazakhstan’s annual uranium production due to quota restrictions.

Overall, while the return of idled or curtailed production from existing uranium mining operations, if successful, is broadly expected to provide the support necessary to balance supply deficits through 2025, the accelerated decline in secondary sources of supply in recent years, the depletion of existing mines, the expectation of rising tails assay at Western enrichment plants, and growing future reactor demand, point to larger supply deficits during the second half of the decade that will be difficult to balance without considerable investment in new large-scale uranium mining projects. Given that uncovered utility uranium requirements for the period from 2023 to 2040, not including typical inventory building or restriction on existing supply agreements with Russia, are estimated at 2.3 billion pounds U3O8, it is evident that the necessary new future sources of supply required by the market have not yet been secured by utilities, and that once incumbent suppliers have responded to future demand, there is good reason to expect a further phase of utility procurement directed at incentivizing new projects to meet long-term demand needs.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(in thousands, except for per share amounts)	2022	2021	2020

Continuing Operations:
Total revenues	$16,945	$20,000	$14,423
Exploration expenses	$(8,097)	$(4,477)	$(5,314)
Evaluation expenses	$(22,181)	$(15,521)	$(3,718)
Operating expenses	$(11,625)	$(12,901)	$(10,594)
Other income (expense)	$55,327	$44,163	$(95)
Net income (loss)	$14,354	$18,977	$(16,283)
Basic and diluted earnings (loss) per share	$0.02	$0.02	$(0.03)

	As at	As at	As at
	December 31,	December 31,	December 31,
(in thousands)	2022	2021	2020

Financial Position:
Cash and cash equivalents	$50,915	$63,998	$24,992
Working capital(1)	$53,660	$76,785	$41,049
Investments in uranium	$162,536	$133,114	$—
Property, plant and equipment	$253,505	$254,462	$256,870
Total assets	$515,796	$510,284	$320,690
Total long-term liabilities(2)	$61,365	$97,242	$81,565

(1)	Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities (i.e. working capital at December 31, 2022 excludes $4,915,000 from the current portion of deferred revenue, while working capital at December 31, 2021 excludes $1,625,000 in non-cash share purchase warrant liabilities and a $4,656,000 non-cash deferred revenue liability).
(2)	Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, share purchase warrant liabilities (where applicable) and deferred income tax liabilities.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2022	2022	2022	2022
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Results of Operations:
Total revenues	$2,977	$3,043	$6,800	$4,125
Net earnings (loss)	$(5,739)	$(6,383)	$(16,147)	$42,623
Basic and diluted earnings (loss) per share	$(0.00)	$(0.01)	$(0.02)	$0.05

	2021	2021	2021	2021
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Results of Operations:
Total revenues	$3,337	$9,541	$4,626	$2,496
Net loss	$(2,648)	$32,866	$(2,357)	$(8,884)
Basic and diluted loss per share	$(0.01)	$0.04	$(0.00)	$(0.01)

MANAGEMENT’S DISCUSSION & ANALYSIS

Significant items causing variations in quarterly results

●	The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. Toll milling at McClean Lake was suspended during the first quarter and beginning of the second quarter of 2021, due to the suspension of mining at the Cigar Lake mine as a result of COVID-19. See RESULTS OF OPERATIONS below for further details.
●	Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●	In the third quarter of 2021, the Company’s management services agreement with UPC was terminated, resulting in a one-time termination fee payment of $5,848,000. After July 19, 2021, the Company ceased to earn management fee revenue from UPC.
●	During the second quarter of 2022, the Company recognized $2,986,000 of non-recurring revenue from mineral sales. See RESULTS OF OPERATIONS below for more details.
●	Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
●	Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration seasons in northern Saskatchewan. However, both the 2021 and 2022 summer exploration programs at Wheeler River took place during the third and fourth quarters due to the timing of the ISR field programs.
●	Evaluation expenses are generally largest in the second and third quarters due to the timing of ISR field programs. Evaluation expenses in 2022 exceeded those from 2021 due to the extensive FFT test work undertaken in 2022.
●	Other income and expense fluctuates due to changes in the fair value of the Company’s portfolio investments, share purchase warrants, and uranium investments, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share / commodity price. The Company’s uranium investments and certain of its share purchase warrants are also subject to fluctuations in the US dollar to Canadian dollar exchange rate. The impact of fair value changes on the Company’s net earnings / loss was particularly significant in the third quarter of 2021 and the first and second quarters of 2022. See OTHER INCOME AND EXPENSES below for more details.
●	The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

The McClean Lake property is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and its McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada with a 77.5% interest and Denison with a 22.5% interest.

In February 2017, Denison closed an arrangement with Ecora Resources PLC (‘Ecora’, then known as Anglo Pacific Group PLC) and one of its wholly owned subsidiaries (the ‘Ecora Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the then current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill and, as such, the upfront payment was accounted for as deferred revenue.

MANAGEMENT’S DISCUSSION & ANALYSIS

In response to the COVID-19 pandemic, the CLJV temporarily suspended production at the Cigar Lake mine from the end of December 2020 until April 2021. The MLJV temporarily suspended operations at the mill for the duration of the CLJV shutdowns, operating for approximately 30 weeks during the year ended December 31, 2021. As noted above, Denison sold the toll milling revenue to be earned from the processing of the Cigar Lake ore pursuant to the Ecora Arrangement. While the temporary suspension of operations at the McClean Lake mill resulted in a decrease in revenue recognized by Denison, the impact was non-cash and was limited to a reduction in the drawdown of the Company’s deferred revenue balance.

During the year ended December 31, 2022, the McClean Lake mill processed 18.0 million pounds U3O8 for the CLJV (December 31, 2021 – 12.2 million pounds U3O8) and Denison recorded toll milling revenue of $5,987,000 (December 31, 2021 – $3,207,000). The increase in toll milling revenue during the year ended December 31, 2022, as compared to the prior year, is predominantly due to an increase in mill production in the current period. Additionally, the Company recorded $1,070,000 in non-cash cumulative accounting adjustments in 2022, which were predominantly driven by a change in the estimated timing of the milling of the Cigar Lake ore following an announcement from the operators of the Cigar Lake mine that mine production would be reduced from previous planned amounts of 18 million pounds U3O8 per year to 13.5 million pounds U3O8 per year starting in fiscal 2024. Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ores resulted in an increase to the implied financing component of the toll milling transaction, thus increasing the total deferred revenue to be recognized over the life of the toll milling contract as well as the deferred revenue drawdown rate. The updated drawdown rate has been applied retrospectively to all pounds produced for the CLJV since the inception of the Ecora arrangement in July 2016, resulting in the current period true-up.

During the year ended December 31, 2022, the Company also recorded accretion expense of $2,774,000 on the toll milling deferred revenue balance (December 31, 2021 – $3,098,000). The annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time. The decrease in accretion expense in 2022, as compared to the prior year, was also driven by $220,000 in true ups recorded to reduce the life-to-date accretion expense recognized due to the change in timing in the estimated CLJV toll milling activities discussed above.

Mineral Sales

Mineral sales revenue for the year ended December 31, 2022 was $2,986,000 (December 31, 2021 - $nil). Mineral sales revenue earned in the second quarter of 2022 was from the sale of 40,000 pounds U3O8 from inventory at an average price of $74.65 (US$59.25) per pound. The inventory sold in the second quarter of 2022 was from the Company’s share of production from the SABRE test mining program completed at McClean Lake in 2021.

Closed Mine Services

Denison’s Closed Mines group has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario and Quebec, the Closed Mines group manages Denison’s reclamation projects in Elliot Lake, Ontario, and provides third-party post-closure mine care and maintenance services.

Revenue from Closed Mines services during the year ended December 31, 2022 was $7,972,000 (December 31, 2021 - $8,829,000). The decrease in revenue in the year ended December 31, 2022, as compared to the prior year, was due to the completion of one customer contract in 2021 and reduced activity at certain other care and maintenance sites.

Management Services Agreement with UPC

Prior to July 19, 2021, Denison provided general administrative and management services to UPC, for which Denison earned management fees and commissions on the purchase and sale of uranium holdings. In April 2021, UPC announced that it had entered into an agreement with Sprott to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021, and the MSA between Denison and UPC was terminated. Accordingly, the Company had no revenue from UPC in 2022 (December 31, 2021 - $7,964,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium, when applicable. Denison recorded operating expenses during the year ended December 31, 2022 of $4,603,000 (December 31, 2021 – $5,110,000), including depreciation expense relating to the McClean Lake mill of $3,076,000 (December 31, 2021 – $2,053,000) as a result of the mill processing approximately 18.0 million pounds U3O8 for the CLJV  (December 31, 2021 – 12.2 million pounds U3O8).

Operating expenses during the year ended December 31, 2022 also included development and other operating costs related to the MLJV of $735,000 (December 31, 2021 - $3,056,000).

During the year ended December 31, 2022, the Company incurred $444,000 in cost of sales, selling expenses of $48,000, and sales royalties and resource surcharges of $216,000 related to the sale of 40,000 pounds of U3O8. There were no uranium sales in 2021.

Closed Mines Services

Operating expenses during the year ended December 31, 2022 totaled $7,022,000 (December 31, 2021 - $7,791,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The decrease in operating expenses in the current period, as compared to the prior year, is predominantly due to the completion of one customer contract in 2022.

MINERAL PROPERTY EVALUATION

During the year ended December 31, 2022, Denison’s share of evaluation expenditures was $22,181,000 (December 31, 2021 - $15,521,000). The increase in evaluation expenditures, compared to the prior period, was due to an increase in Wheeler River evaluation activities, including the 2022 ISR field program, the advancement of the FS, the submission of the EIS, and the construction, commissioning, and operation of the FFT through the completion of the leaching and neutralization phases of the test.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership(1)	Evaluation drilling(2)	Other activities
			ISR Field Program, engineering, FS, metallurgical testing, environmental and sustainability activities.
Wheeler River	95%	4,177 metres (9 Test Wells)
			FFT facility permitting, construction, commissioning and operation.

			EIS regulatory submission.
		4,177 m (9 holes)

Notes:

(1)	The Company’s effective ownership interest as at December 31, 2022, including an indirect 5% ownership interest held through JCU.
(2)	Evaluation drilling includes diamond drilling of new PQ-diameter drill holes for the purposes of further evaluation of the ISR mining conditions at Phoenix. Amounts include total evaluation metres drilled in completed holes, and total number of holes completed.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Further details regarding Wheeler River, including the PFS and estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

Given the social, financial and market disruptions experienced from the onset of the COVID-19 pandemic in early 2020, Denison temporarily suspended certain activities at Wheeler River, including programs on the critical path to achieving the project development schedule outlined in the PFS such as the EA program. While activities resumed in early 2021 and the draft EIS was submitted in 2022, the Company is not currently able to estimate the impact to the project development schedule outlined in the PFS, and users are cautioned that the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

MANAGEMENT’S DISCUSSION & ANALYSIS

Evaluation Program

Denison’s 2022 evaluation activities for Wheeler River reflected an ambitious program designed to further de-risk the technical elements of the Phoenix ISR project ahead of the completion of the FS initiated for the project in late 2021. Activities in 2022 included (1) completion of the 2022 ISR Field Program (as defined below), (2) permitting and initiating the FFT,  (3) advancing the completion of the FS, (4) completing various environmental assessment scopes and submitting a draft EIS to applicable regulators, (5) initiating activities required to license and permit construction of the proposed Phoenix ISR operation, and (6) advancing agreement negotiations with interested parties.

During the year ended December 31, 2022, Denison’s share of evaluation costs at Wheeler River was $23,044,000 (December 31, 2021 – $15,939,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

Engineering Activities

The ISR field program conducted in 2022 (‘2022 ISR Field Program’) was designed to build on the information collected in previous years, and involved the following components:

●	Successful Installation of nine PQ test wells in multiple three-spot test-patterns:

The test wells were successfully installed in three discrete three-spot clusters located in planned mining Phases 1, 2 and 4 of the Phoenix deposit, with each three-spot test pattern to be used to further evaluate the ISR mining conditions within additional areas of the deposit that had not been previously evaluated.

●	Extensive Hydrogeologic Testing:

Following the successful installation of the nine additional PQ wells, extensive hydrogeologic test work commenced. During the second quarter of 2022, short-term injection testing was completed on the nine additional PQ wells, as well as the five Commercial Scale Wells (‘CSWs’) installed in 2021, in order to facilitate further detailed test work. Following this, injection, pump and slug tests were completed within Phases 1, 2 and 4. In addition, permeameter analysis was completed on an additional 230 PQ drilling samples recovered from the 2022 drilling.

The test work completed during 2022 further defined the hydrogeological units within the ore zone, as well as the sweep efficiency of the deposit areas evaluated. These tests are expected to provide a more complete understanding of the hydrogeological characteristics throughout Phase 1, 2 and 4 and was also used to support the design and execution of the FFT, which is discussed in more detail below.

●	Completion of Substantial Borehole Geophysics Program:

During 2022, the Company completed detailed borehole geophysical testing, including hydrophysics, cross-hole seismic and standard geophysical surveys. The test work was successfully conducted within the three-spot test patterns and the five CSWs. The results of this test work are being evaluated to determine the vertical and horizontal flow profile of the deposit for incorporation into the mine planning associated with the ongoing FS.

Metallurgical Testing

During 2022, the metallurgical test program continued at the Saskatchewan Research Council (‘SRC’) laboratories in Saskatoon in order to further support FS advancements.

The work performed during 2022 included the continuation of the lab-scale leaching of intact core samples recovered from the Phoenix deposit, the initiation of column leach remediation testing, the production of a bulk effluent sample, as well as effluent treatment technology test work. The majority of the test work required to support the FS has been completed, including extensive metallurgical test work to define the mechanical components for the planned Phoenix processing plant. The test work has confirmed the ability to produce yellowcake product that meets industry standard ASTM C967-13 specifications.

In addition, to support the establishment of ISR production and recovery curves, the Company has completed a long-term test of a representative intact core sample using specialized equipment to replicate the in-situ leaching conditions at Phoenix. Highlights of the results of the long-term core leaching test of Core 4A include:

●	Overall recovery of uranium in excess of 97% – demonstrating excellent recovery of uranium from intact high-grade core, without the use of permeability enhancement.
●	Average recovered solution uranium head grade of 18.3 g/L – exceeding the assumed 15 g/L uranium head grade being used in FS plant designs (see news release dated August 4, 2021).

MANAGEMENT’S DISCUSSION & ANALYSIS

●	Continuous intact core leach testing over a period of 377 days, with uranium recovery head grades consistently maintained above 5 g/L during the final stages of the production curve and then declining during the ramp-down stage.
●	Maximum recovered solution uranium head grade of 49.8 g/L achieved using similar lixiviant concentrations as to those used during the FFT.

Feasibility Field Test

During the first half of 2022, regulatory permitting activities in support of the FFT were finalized, with the Company receiving approval from the SKMOE, in July 2022, to construct and operate the Phoenix FFT. In August 2022, the Company also received a Nuclear Substance and Radiation Device License from the CNSC, which allows for the possession, use, storage and transfer of a nuclear substance (uranium bearing solution) at the Phoenix FFT location.

The FFT was designed to use the existing commercial-scale ISR test pattern installed at Phoenix in 2021 in order to facilitate a combined evaluation of the Phoenix deposit’s hydraulic flow properties, with the leaching characteristics that have been previously assessed through the metallurgical core-leach testing program. Overall, the FFT was intended to provide further verification of the permeability, leachability, and containment parameters needed for the successful application of the ISR mining method at Phoenix and is expected to validate and inform various FS design elements – including the production and remediation profiles expected for the Project.

The operation of the FFT was designed to occur in three phases: (1) the leaching phase, (2) the neutralization phase, and (3) the recovered solution management phase.

The leaching phase was designed to assess the effectiveness and efficiency of the leaching process in the mineralized zone, at a depth of approximately 400 metres below the surface. The leaching phase included the controlled injection of an acidic mining solution into a portion of the existing test pattern within the mineralized zone (the ‘Leaching Zone’) and the recovery of the solution back to the surface using existing test wells.

The neutralization phase includes the recovery of the remainder of the leached mineralized solution from the Leaching Zone, to verify the efficiency and effectiveness of the process for returning the Leaching Zone to environmentally acceptable conditions. During this phase, a mild alkaline (basic) solution was injected into the Leaching Zone to neutralize the area and reverse the residual effects of the acidic mining solution injected during the leaching phase.

The recovered solution management phase involves separating the solution recovered from both the leaching phase and the neutralization phase into (i) mineralized precipitates and (ii) a neutralized treated solution. The mineralized precipitate will be temporarily stored on surface in steel tanks and the neutralized treated solution will be re-injected into a designated subsurface area.

1)	Leaching phase

Construction of the FFT facilities (discussed below) was completed in Q3 2022 with the lixiviant injection modules  installed and commissioned in September 2022, allowing for the initiation and completion of the leaching phase of the FFT in October 2022. Results of the leaching phase demonstrated that the uranium bearing solution recovered during the FFT achieved targeted rates and grades, indicating that the hydrogeological system at Phoenix was responding as expected with pH trends, flow characteristics, and uranium recovery meeting expectations. The leaching phase results are summarized below:

●	Recovered approximately 14,400 pounds U3O8 over ten days;
●	Returned maximum uranium head grade of recovered solution of 43 g/L when the leaching phase of the FFT was completed, with grades still rising;
●	Achieved suitable acidification for ISR mining within 7 days post initial injection at 5 metre well spacing (GWR-041) and within 17 days for 10 metre well spacing (GWR-038);
●	Demonstrated ability to achieve and maintain uranium mass flow rate consistent with the assumptions in the PFS;

MANAGEMENT’S DISCUSSION & ANALYSIS

●	Further demonstrated hydraulic control of injected solution during the FFT, reporting no responses in the monitoring wells outside of the designed FFT test area; and
●	Confirmed breakthrough times between injection and recovery wells, consistent with the Project’s hydrogeological model and the previously completed tracer test.
2)	Neutralization phase

The neutralization phase commenced after completion of the leaching phase and included the initial recovery of additional leached mineralized solution and injected lixiviant from the Leaching Zone. Following this initial stage of neutralization, a mild alkaline (basic) solution was injected into the Leaching Zone to further neutralize the area and reverse the residual effects of remaining acidic solution injected during the leaching phase. Overall, the results of the neutralization phase achieved the key pH restoration parameter outlined in the applicable regulatory approvals for the FFT, and verified the efficiency and effectiveness of the process for returning the Leaching Zone to environmentally acceptable pH conditions. Regular monitoring of the FFT’s environmental performance will continue into 2023.

3)	Recovered Solution management phase

The recovered solution from the leaching phase and the neutralization phase is being stored temporarily on surface in tanks in accordance with approved containment measures and will be further processed as part of the recovered solution management phase of the FFT. This final phase of the FFT is expected to commence in the spring of 2023.

FFT Facilities

The required temporary surface facilities to complete the FFT were installed and commissioned during the third quarter of 2022 and will remain at the Phoenix site until completion of the recovered solution management phase.

The FFT site includes the following facilities and infrastructure:

●	Tanker pad – for storage of tanker trucks used for delivery of reagents to site.
●	Injection solution preparation module – a modular unit where groundwater is mixed with reagents to prepare the injection solution.
●	Test pattern coverall building – a tension-fabric building covering the test area.
●	Recovered solution surge tank – the surge tank receives recovered solution from the test wells.
●	Solution storage tanks – six tanks are installed to provide a total of 1,000 cubic metres of solution storage. These tanks are designed to receive solution pumped from the recovered solution surge tank for temporary storage before separating the recovered solution into mineralized precipitates and a neutralized treated solution during the recovered solution management phase of the FFT.
●	Piping – double-walled transfer piping runs from the recovered solution surge tank (next to the test wells) to the solution storage tanks.
●	Mineralized precipitate storage tanks – during the recovered solution management phase, the mineralized precipitate will be transferred into fully enclosed and lockable storage tanks. The mineralized precipitate storage tanks will be placed in a secure fenced area for temporary storage.
●	Laboratory – a mobile laboratory is located on site and equipped for bench-scale testing of samples.
●	Construction / Operations Centre – a mobile office serves as a construction office and operations centre as well as the main gate entry point for the site.
●	Wash car and change room – a mobile facility allows staff to change and wash before and after each shift at the Phoenix site.
●	Perimeter fence – the entire area (~8,820 square meters) is fenced and gated to control access and minimize interactions with wildlife.

Feasibility Study

In the third quarter of 2021, Denison announced the decision of the Wheeler River Joint Venture (‘WRJV’) to advance the ISR mining operation proposed for Phoenix to the FS stage and the selection of Wood PLC as independent Lead Author.

MANAGEMENT’S DISCUSSION & ANALYSIS

During 2022, FS efforts continued, including the development of the Phoenix ISR production model and the progression of the 3D process plant model. In addition, engineering progressed on major components of the proposed Phoenix ISR operation, thus allowing for the advancement of the cost estimating process for the FS during the fourth quarter of 2022.

The completion of the FS is a critical step in the progression of the Project and is intended to advance de-risking efforts to the point where the Company and the WRJV will be able to make a  development decision. Key objectives of the FS include:

●	Environmental Stewardship:

Extensive planning and technical work undertaken as part of the ongoing EA, including applicable feedback from consultation efforts with various interested parties, is expected to be incorporated into the FS project designs to support our aspiration of achieving a superior standard of environmental stewardship that meets and exceeds the anticipated environmental expectations of regulators and aligns with the interests of local Indigenous communities.

●	Updated Estimate of Mineral Resources:

Mineral resources for Phoenix were last estimated in 2018. Since then, additional drilling has been completed in and around the Phoenix deposit as part of various ISR field tests, including drill holes GWR-045 and GWR-049 (see press releases dated February 16, 2022 and July 29, 2021), and exploration drilling; it is anticipated that an updated mineral resource estimate will form the basis for mine planning in the FS.

●	Mine Design Optimization:

FS mine design is expected to reflect the decision to adopt a freeze wall configuration for containment of the ISR well field (see press release dated December 1, 2020), as well as the results from multiple field test programs and extensive hydrogeological modelling exercises, which have provided various opportunities to optimize other elements of the Project – including well pattern designs, permeability enhancement strategies, and both construction and production schedules.

●	Processing Plant Optimization:

FS process plant design is expected to reflect the decision to increase the ISR mining uranium head-grade to 15 g/L (see press release dated August 4, 2021), as well as the results from extensive metallurgical laboratory studies designed to optimize the mineral processing aspects of the Project.

●	Class 3 Capital Cost Estimate:

The FS is also intended to provide the level of engineering design necessary to support a Class 3 capital cost estimate (AACE international standard with an accuracy of -15% /+25%), which is expected to provide a basis to confirm the economic potential of the Project highlighted in the PFS completed in 2018.

Environmental and Sustainability Activities

Environmental Assessment Activities

During 2022, work on the draft EIS continued and in October 2022, the Company reached a significant regulatory milestone with the submission of the draft EIS to SKMOE and the CNSC. The EIS submission outlines the Company’s assessment of the potential effects, including applicable mitigation measures, of the proposed ISR uranium mine and processing plant planned for Wheeler River, and reflects several years of baseline environmental data collection, technical assessments and extensive engagement and consultation with Indigenous and non-Indigenous interested parties.

MANAGEMENT’S DISCUSSION & ANALYSIS

Following the submission of the draft EIS, the CNSC conducted a conformity review of the document in relation to the CSNC’s Guidelines for the Preparation of an EIS pursuant to the Canadian Environmental Assessment Act, 2012. In November 2022 the CNSC concluded that the draft EIS met all requirements and commenced the public review and Federal technical review. During the 90-day review period, the Company met with various technical review sub-committees to provide information and answer questions on technical assessment details described in the EIS. Compilation of the public and technical review comments will be undertaken over an additional 30 day period at which time Denison expects to receive the official consolidated comments from the federal technical review group.

Community Engagement Activities

During 2022, Denison worked closely with Indigenous communities and organizations on a variety of matters including in support of the environmental assessment process for Wheeler River (including items such as traditional knowledge reports, and a study on land use in and around the Project), and advanced reviews of various sections of the draft EIS. Much of this work was conducted pursuant to agreements entered into with English River First Nation and the YNLRO in 2021.

During the second quarter of 2022, Denison entered into a Participation and Funding Agreement with KML, which builds on an existing letter agreement between Denison and KML with respect to the support of KML’s contributions to, and participation in, the Federal and Provincial EA process for the Wheeler River Project. Additionally, Denison and KML entered into an Exploration Agreement in respect of Denison’s exploration and evaluation activities within KML’s land and occupancy area.

In October 2022, Denison signed an Exploration Agreement with the YNLRO, Athabasca Nations and Athabasca Communities within Nuhenéné.

Also in October 2022, Denison signed a Capacity Funding Agreement with the MN-S which formalizes mutually agreed-upon processes and associated budget to support MN-S’ participation in the environmental assessment process for the Project. This includes the MN-S led development of a Métis Knowledge Study, as well as regular engagement between Denison and the MN-S in respect of the Project.

Overall, the agreements reflect Denison’s intention to build a long-term relationship between Denison and Indigenous groups by conducting exploration and evaluation activities in a sustainable manner that respects Indigenous rights, advances reconciliation with Indigenous peoples, and provides economic opportunities and other benefits to Indigenous groups in an authentic, cooperative and respectful way.

MINERAL PROPERTY EXPLORATION

During the year ended December 31, 2022, Denison’s share of exploration expenditures was $8,097,000 (December 31, 2021 – $4,477,000). The increase in exploration expenditures in the year ended December 31, 2022, compared to the prior year, was due to an increase in both winter and summer exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, resulting in increased field activity during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table summarizes the exploration activities completed during the year ended December 31, 2022.

EXPLORATION ACTIVITIES
Property	Denison’s ownership(1)		Drilling in metres (m)(2)	Other activities
Candle	87.59	%(3)	—	Geophysical Survey
Crawford Lake	100.00%		—	Geophysical Survey
Darby	100.00%		—	Geophysical Survey
Ford Lake	100.00%		3,341 (7 holes)	—
Johnston Lake	100.00%		—	Geophysical Survey
McClean Lake	22.50%		5,862 (23 holes)	—
Midwest	25.17%		—	Geophysical Survey
Moon Lake South	75.00%		—	Geophysical Survey
Waterbury	67.41	%(4)	3,153 (9 holes)	Geophysical Survey
Waterfound	24.68	%(5)	7,078 (13 holes)	—
Wheeler River	95.00	%(6)	10,758 (19 holes)	Geophysical Survey
Wolly	20.77	%(7)	2,037 (9 holes)	Geophysical Survey
Total			32,229 (80 holes)

Notes:

(1)	Reflects the Company’s ownership interest at March 9, 2023 except where noted.
(2)	The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(3)	Denison’s effective ownership interest includes an indirect 12.41% ownership interest held through Denison’s 50% ownership of JCU.
(4)	Represents Denison’s ownership position as at November 30, 2022. Denison’s JV partners have elected not to fund their share of the 2022 exploration program, operated by Denison. Accordingly, Denison’s ownership share will increase.
(5)	Denison’s effective ownership interest includes an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU.
(6)	Denison’s effective ownership interest includes an indirect 5.0% ownership interest held through the JCU.
(7)	Denison elected not to fund its 21.32% share of the 2022 exploration program implemented by the operator, Orano Canada. Accordingly, Denison’s ownership share decreased.

The Company’s land position in the Athabasca Basin, as of December 31, 2022, is illustrated in the figure below. During the fourth quarter, the company allowed one claim to lapse, reducing its land position from 296,661 hectares (211 claims) to 295,328 hectares (210 claims). The land position reported by the Company excludes the land positions held by JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison Mines
Denison Mines' Athabasca Properties
December 31, 2021
N
Northwest Territories
ATHABASCA BASIN
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
Waterfound North
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Torwalt Lake
Waterfound
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Candle
Packrat
Darby
Park Creek
West Bear
Hook-Carter
Epp Lake
Marten
McArthur River
Wolverine
Arrow
Triple R
Mann Lake
Lynx
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Centennial
Millennium
Bachman Lake
South Dufferin
Crawford Lake
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River was $2,953,000 during the year ended December 31, 2022 (December 31, 2021 – $2,255,000).

The 2022 Wheeler River exploration drilling program began in early September 2022 and was completed in mid-December 2022. A total of 10,758 metres were drilled in nineteen holes, focused on the M Zone and K West target areas.

M Zone

Sixteen holes totalling 7,964 metres were completed at the M Zone, where 2020 drilling identified a broad zone of low-grade mineralization in WR-778 (0.086% U3O8 over 10.2 metres), associated with a reverse fault complex characterized by multiple basement wedges and intense hydrothermal alteration. Structural disruption along the M Zone fault has resulted in an unconformity offset of roughly 20 metres.

MANAGEMENT’S DISCUSSION & ANALYSIS

Unconformity-associated uranium mineralization was encountered in four of the holes completed in 2022. The best mineralized intercept of the 2022 program was drilled in WR-792, which intersected uranium mineralization grading 0.28% eU3O8 over 4.7 metres, including 1.36% eU3O8 over 0.5 metres, located approximately 17 metres above the Athabasca unconformity. In addition, basement-hosted mineralization was encountered in holes WR-791 and WR-796D1 approximately 30-60 metres below the unconformity, suggesting that the potential to identify a basement-hosted uranium deposit in the M Zone area may exist. Equivalent grades of the mineralized intersection are displayed in the table below, while a map of the M Zone target area is depicted in figure below.

MINERALIZED DRILL RESULTS FOR 2022 M ZONE DRILLING
Hole	Orientation	From	To	Length(1)	Grade
Number	(azi./dip)	(m)	(m)	(m)	(% eU3O8)(2)
WR-791(3)	304°/-81.8°	476.9	477.5	0.6	0.14
WR-792(3)	304°/-75.0°	416.0	420.7	4.7	0.28
including(4)	—	419.8	420.3	0.5	1.36
WR-793A(3)	304°/-76.5°	420.4	421.6	1.2	0.15
And	—	434.4	435.5	1.1	0.06
WR-796D1(3)	304°/-68.0°	494.9	495.7	0.8	0.10

Notes:

(1)	Lengths indicated represent the down-hole length of mineralized intersections.
(2)	Radiometric equivalent U3O8 (‘eU3O8’) derived from a calibrated gamma downhole probe.
(3)	Mineralized interval is composited above a cut-off grade of 0.05% eU3O8.
(4)	Mineralized interval is composited above a cut-off grade of 1.0% eU3O8.

With the completion of the 2022 program, Denison has now identified sporadic, low-grade mineralization over a strike length of approximately 650 metres. Assay results from 2022 drilling at M Zone are pending.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Project - 2022 M Zone Drilling

Denison Mines

NORTH
WR-793A
0.15% eU_3O_8 / 1.2 m, and
0.06% eU_3O_8 / 1.1 m
WR-796D1
0.10% eU_3O_8 / 0.8 m
WR-791
0.14% eU_3O_8 / 0.6 m
WR-792
0.28% eU_3O_8 / 4.7 m;
including 1.36% eU_3O_8 / 0.5 m
WR-778
0.086% U_3O_8 / 10.2 m
Wheeler River Property Boundary
2022 Mineralized Intersection
2022 DDH Collars
2022 Drill Hole Trace
Historical Mineralized Intercept
WRX_Historical DDH Collars
WRX_Historical DDH Traces
Thrust Fault
Fault
MAFIC
Pelite
Graphitic Pelite
Quartzite
Granitic Gneiss
Semipelite
Pegmatite
500
Meters
6376000
6375500
6375000
6374500
481500
482000
482500
483000
483500
484000

K West

Drilling at K West was designed to both test for unconformity mineralization along strike of known mineralization associated with the K West fault and to assess the potential for basement-hosted mineralization associated with the K West fault, down-dip of known mineralization. Four holes were completed at K West in 2022 for a total of 2,794 metres.

MANAGEMENT’S DISCUSSION & ANALYSIS

Unconformity-associated uranium mineralization was encountered in two intervals, grading 0.06% eU3O8 over 0.2 metres, and 0.12% eU3O8 over 1.2 metres in hole WR-804, which was designed to test the unconformity subcrop of the K West fault. While indicative structure and associated hydrothermal alteration were identified in the remaining holes completed in 2022, no other significant mineralization was encountered at K West. Assay results from 2022 drilling at K West are pending. Equivalent grades of the mineralized intersections are displayed in the table below, while the figure below depicts the location of WR-804 relative to previously discovered mineralization at K West and Gryphon. Assay results from 2022 drilling at K West are pending.

MINERALIZED DRILL RESULTS FOR 2022 K WEST DRILLING
Hole	Orientation	From	To	Length(1)	Grade
Number	(azi./dip)	(m)	(m)	(m)	(% eU3O8)(2,3)
WR-804	302°/-74.0°	600.9	601.1	0.2	0.06
And	-	601.5	602.7	1.2	0.12

Notes:

(1)	Lengths indicated represent the down-hole length of mineralized intersection.
(2)	eU3O8 derived from a calibrated gamma downhole probe.
(3)	Mineralized interval is composited above a cut-off grade of 0.05% eU3O8.

Wheeler River Project - K West Drilling Compilation

Denison Mines

NORTH
WR-741AD3
0.12% eU3O8 / 5.2 m
WR-741AD1
0.41% U3O8 / 3.0 m
WR-741AD2
2.14% U3O8 / 4.0 m, incl.
7.66% U3O8 / 1.0 m
Wheeler River Property Boundary
WR-782
0.08% eU3O8 / 1.0 m
WR-775
0.30% U3O8 / 1.0 m
Gryphon Deposit
WR-785
0.07% U3O8 / 1.6 m
WR-804
0.12% eU3O8 / 1.2 m
500
Meters
6377500
6377000
6376500
474000
474500
475000
475500
2022 Mineralized Intersection
2022 DDH Collars
2022 Drill Hole Trace
Historical Mineralized Intercept
WRX_Historical DDH Collars
WRX_Historical DDH Traces
Fault
Thrust Fault
Pelite
Graphitic Pelite
Quartzite
Granitic Gneiss
Semipelite
Pegmatite

MANAGEMENT’S DISCUSSION & ANALYSIS

N Zone

In addition to diamond drilling activities, a Stepwise Moving Loop Electromagnetic (‘SWML EM’) survey was initiated at the N Zone target area in the fourth quarter of 2022. Four of six survey lines were completed prior to year end, and the remaining lines were completed in January 2023.

Exploration Pipeline Properties

During the year ended December 31, 2022, exploration field programs were carried out at eleven of Denison’s pipeline properties (seven operated by Denison) and Denison’s share of exploration costs for these properties for the year ended December, 2022 was $4,713,000 (December 31, 2021 – $1,533,000).

The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the objective of continuing to explore its highest priority projects, with the potential to deliver significant and meaningful new discoveries.

Johnston Lake, Candle and Darby

Property-scale Z-Tipper Axis Electromagnetic (‘ZTEM’) surveys were completed at the Company’s Johnston Lake, Candle, and Darby properties during the second quarter of 2022. The surveys were designed to develop property-scale conductivity models that are expected to provide valuable insight into the underlying basement geology of each property, and support the development of future exploration targets on each property. The ZTEM survey has successfully mapped conductive stratigraphy that was previously unidentified on each property, which will have implications on developing future exploration plans.

During the fourth quarter of 2022, the Company also completed a Resistivity/ Magnetotelluric (‘Res-MT’) survey at Johnston Lake. The raw data received throughout the survey was of high quality, and correlated well with the ZTEM survey data. Final processed data is expected from the contractor during the first quarter of 2023.

Crawford Lake

During the first quarter of 2022, a Small Moving Loop Electromagnetic (‘SML EM’) survey was completed on the Company’s 100%-owned Crawford Lake property to better define basement conductivity associated with the F2 conductor and generate targets for future drill testing on the project. Analysis and interpretation of the survey data is complete and will be used to generate future drilling targets.

Ford Lake

The Ford Lake property is located in the southeastern part of the Athabasca Basin, approximately 25 kilometres northwest of Cameco’s Key Lake Operation. During the first quarter of 2022, the Company completed an exploration drilling program, consisting of seven holes totaling 3,341 metres, testing conductivity targets outlined by a 2021 SML EM  survey. The 2022 drilling program was highlighted by hole FD-22-10, which encountered low-grade uranium mineralization grading 0.08% eU3O8 over 0.4 metres.

Moon Lake South

Modelling and interpretation of the results of a SWML EM survey collected in the first quarter of 2022 was completed during the second quarter of 2022. The survey successfully resolved the position of the CR-3 conductor between lines 43S and 70S, where 2021 drilling identified low-grade mineralization in holes MS-21-02 and MS-21-06, respectively. Future drill targets were identified  on each of the survey lines, and are expected to be tested during the Company’s 2023 exploration drilling program planned for this property.

MANAGEMENT’S DISCUSSION & ANALYSIS

Waterbury Lake

A SML EM survey was completed on the Company’s Waterbury Lake property during the first quarter of 2022 in order to evaluate the interpreted southwest extension of the Midwest structural corridor onto claim S-107359 at the southern end of the property.

Additionally, an exploration drilling program began in early August 2022, with drilling focused on two target areas: GB Northeast and Hamilton Lake. A total of 3,153 metres was drilled in nine holes. Seven holes were completed at GB Northeast, where drilling on each fence identified structurally-controlled alteration potentially indicative of a uranium mineralizing system. The strength of the alteration increased as drilling advanced to the southwest, approaching an interpreted flexure in the conductive trend. Additional geophysical work is recommended prior to the next drilling program in the area. Two holes were drilled at Hamilton Lake to test the edges of a broad, N-S trending resistivity anomaly defined from DC-IP resistivity data collected in 2016. No significant structure or alteration was encountered in the two holes drilled at Hamilton Lake.

McClean Lake

The McClean Lake property is operated by Orano Canada and is host to the McClean Lake Mill and several unmined uranium deposits, including Caribou, Sue D, Sue E (partially mined out) and the McClean North and South pods. A diamond drilling program consisting of 23 drill holes totaling 5,862 metres was completed at the McClean South target area during the first quarter of 2022.

During the third quarter of 2022, final assay results were received from the winter drilling program, which resulted in a significant expansion of the high-grade unconformity-hosted zone of uranium mineralization discovered in 2021 between the McClean South 8W and 8E pods.

Ten of the 23 drill holes returned notable uranium mineralization, including drill hole MCS-58, which returned 2.96% U3O8 over 15.5 metres, including 24.49% U3O8 over 1.5 metres, located approximately 54 metres to the southeast of drill hole MCS-34, which was completed in 2021 and returned a mineralized interval of 8.67% U3O8 over 13.5 metres.

Overall, the results from 2022 have successfully expanded the footprint of the mineralized zone to approximately 180 metres in strike length.

Midwest

The Midwest property is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s 67.41% owned Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure – including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill.

The 2022 exploration program consisted of 4.0 kilometres of Moving Loop Transient Electromagnetic (‘ML-TEM’) data collected in two survey lines. The survey results confirm the apparent dextral offset in the Midwest conductor, which will have implications when generating drill targets for future exploration programs.

Waterfound

Waterfound is operated by Orano Canada. Denison has an effective 24.68% ownership interest in the project, including its 11.78% direct interest and a 12.90% indirect interest from its 50% ownership of JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

Multiple new high-grade intercepts of unconformity-hosted uranium mineralization were reported from the final three drill holes completed during the winter 2022 exploration program. The results were highlighted by drill hole WF-68, which returned a broad zone of uranium mineralization, including a peak interval of 5.91% eU3O8 over 3.9 metres, located approximately 800 metres west of the Alligator Zone.

In response to the high-grade mineralization that was discovered during the winter program, the Waterfound Joint Venture approved a plan to expand the scope of the summer exploration drilling program, which  was completed during the third quarter of 2022 and consisted of seven drill holes, totaling 3,903 metres. Three of the seven drill holes intersected significant uranium mineralization with drill hole WF-74A returning a highlight mineralized interval of 4.75% eU3O8 over 13.3 metres, including a sub-interval grading 25.23% eU3O8 over 0.5 metres. The area to the west of WF-74A is sparsely drilled, leaving several kilometres of the fertile La Rocque conductive corridor open for follow-up.

Wolly

The Wolly project is operated by Orano Canada. The 2022 Wolly exploration program completed in the first quarter of 2022, consisted of 10 kilometres of EM surveying on the West Creek grid, and  2,037 metres of diamond drilling in nine drill holes at the Geneva and Rainbow North areas. The highlight of the drill program was from drilling at the Geneva area, located in the west-central portion of the property, where drill hole GN-38 intersected a narrow vein of low-grade uranium mineralization approximately 7 metres below the unconformity, grading 0.08% eU3O8 over 0.2 metres. No other significant uranium mineralization was returned from the remaining drill holes completed in 2022.

Denison has elected not to fund the 2022 exploration program at Wolly and as a result the Company’s ownership interest decreased.

GENERAL AND ADMINISTRATIVE EXPENSES

During the year ended December 31, 2022, total general and administrative expenses were $12,538,000 (December 31, 2021 - $9,691,000). These costs are principally comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States.

The increase in general and administrative expenses during the year ended December 31, 2022, compared to the prior year, was predominantly driven by an increase in employee costs due to an increase in headcount, an increase in non-cash share-based compensation expense driven by the impact of the Company’s increased share price and share price volatility on the valuation of share-based compensation awarded in 2021 and 2022, as well as an increase in employee cash bonus expense.

OTHER INCOME AND EXPENSES

During the year ended December 31, 2022, the Company recognized net other income of $55,327,000 (December 31, 2021 – net other income of $44,163,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

The main drivers of other income/expense are as follows:

Fair value gains or losses on uranium investments

During 2021, the Company acquired 2,500,000 pounds of U3O8 for an aggregate purchase price of $91,674,000 (weighted average cost of $36.67 (US$29.66) per pound U3O8 including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and support future project financing necessary for the advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. During the year ended December 31, 2022, the spot price of U3O8 increased from $53.25 (US$42.00) at December 31, 2021 to $65.01 (US$48.00) per pound U3O8 at December 31, 2022, resulting in a mark-to-market gain of $29,422,000 for the year ended December 31, 2022 (December 31, 2021 – fair value mark-to-market gain of $41,440,000).

Fair value gains or losses on portfolio investments

During the year ended December 31, 2022, the Company recognized a loss on portfolio investments carried at fair value of $6,469,000 (December 31, 2021 - gain $10,454,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at the end of the year, or, as applicable, immediately prior to disposal.

Fair value gains or losses on warrants on investments

In October 2021, the Company sold (1) 32,500,000 common shares of GoviEx Uranium Inc. (‘GoviEx’) and (2) 32,500,000 GoviEx Warrants (‘GoviEx Warrants’) for combined gross proceeds of $15,600,000. The gross proceeds were allocated to the GoviEx shares and GoviEx Warrants based on their relative fair values at the time of sale, resulting in allocated proceeds of $12,826,000 for the share sale and $2,774,000 for the GoviEx Warrants. The original cost of the shares was $2,698,000.

The GoviEx Warrants entitle the holder to acquire from Denison one common share of GoviEx owned by Denison for $0.80 during the 18 month life of the warrant (until April 2023) and are accounted for as a derivative liability. At each period end until the GoviEx Warrants are exercised or expire the warrants are revalued and the revaluation gains and losses are recorded in other income and expense.

During the year ended December 31, 2022, the Company recorded a fair value gain on the GoviEx Warrants of $1,625,000 (December 31, 2021 – fair value gain of $1,149,000). The fair value gain is predominantly driven by a decrease in share price of GoviEx at period end as well as the decrease in the remaining warrant life.

Fair value gains or losses on share purchase warrants

In February and March 2021, Denison completed two equity offerings involving the issuance of units, which were comprised of one common share and one half of a common share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a pre-determined exercise price for 24 months after issuance. The exercise prices for the share purchase warrants are denominated in US dollars, which differs from Company’s Canadian dollar functional currency, and therefore the warrants are classified as a non-cash derivative liability, rather than equity, on the Company’s statement of financial position.

At the date of issuance of the units, the gross proceeds of each offering were allocated between the common shares and the common share purchase warrants issued using the relative fair value basis approach, and the amount related to the warrants was recorded as a non-current derivative liability. At each period end until the common share purchase warrants are exercised or expire, the warrants are revalued, with the revaluation gains or losses recorded in other income and expense.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the year ended December 31, 2022, the Company recorded a fair value gain of $20,337,000 on the revaluation of the Denison share purchase warrants (December 31, 2021 – fair value loss of $7,104,000). The fair value gain in the year was predominantly driven by the decrease in Company’s share price during the year, as well as decrease in the remaining warrant life.

Gain on receipt of proceeds from Uranium Industry a.s

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to UI for cash consideration of US$1,250,000 and the rights to receive additional contingent consideration of up to US$12,000,000. In September 2016, the Mineral Resources Authority of Mongolia formally issued mining license certificates for the Mongolian projects, triggering Denison’s right to receive contingent consideration of US$10,000,000 (collectively, the ‘Mongolia Sale Receivable’). The original due date for payment of the Mongolia Sale Receivable by UI was November 16, 2016, which payment was not made. This contingent consideration is accounted for at fair value. Upon the issuance of the mining licenses, the fair value was increased from $nil to US$10,000,000 and upon the non-payment by UI the fair value was reduced back to $nil.

In December 2017, the Company commenced arbitration proceedings and the final award was rendered by an arbitration panel on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company US$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs.

In January 2022, the Company executed a RA with UI pursuant to which the parties negotiated the repayment of the debt owing from UI to Denison. Under the terms of the RA, UI has agreed to make scheduled payments on account of the arbitration award, plus additional interest and fees, through a series of quarterly installments and annual milestone payments, until December 31, 2025. The total amount due to Denison under the RA, including amounts received to date in 2022, is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. The RA includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the arbitration award while UI is in compliance with its obligations under the RA.

During the year ended December 31, 2022, the Company received $6,312,000 (US$4,800,000) from UI, of which a portion relates to reimbursement of legal and other expenses incurred by Denison. During 2022, as a result of the payments received, the Company recorded a gain related to the Mongolia Sale Receivable of $6,142,000 (December 31, 2021 - $nil). This contingent consideration continues to be recorded at fair value at each period end (December 31, 2022 and 2021 - $nil).

Foreign exchange losses

During the year ended December 31, 2022, the Company recognized a foreign exchange gain of $816,000 (December 31, 2021 – foreign exchange loss of $1,295,000). The foreign exchange gain in the year ended December 31, 2022 is predominantly due the net impact of the increase in the US dollar to Canadian dollar exchange rate during the year on US dollar denominated cash and payables balances.

EQUITY SHARE OF INCOME FROM JOINT VENTURES

On August 3, 2021, Denison completed the acquisition of 50% of JCU from UEX Corporation (‘UEX’) for cash consideration of $20,500,000 plus transaction costs of $1,356,000 (the ‘JCU Acquisition’).

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% directly-owned Wheeler River project, a 30.099% interest in the Millennium project (Cameco, 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada, 66.1882%), and a 34.4508% interest in the Christie Lake Project (UEX, 65.5492%). At December 31, 2022, Denison holds a 50% interest in JCU and shares joint control. Accordingly, this joint venture is accounted for using the equity method.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the year ended December 31, 2022, the Company recorded its equity share of loss from JCU of $2,887,000, (December 30, 2021 - $464,000). The Company records its share of income or loss from JCU one month in arrears, based on the most recently available financial information, adjusted for any subsequent material transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $50,915,000 at December 31, 2022 (December 31, 2021 – $63,998,000).

The decrease in cash and cash equivalents of $13,083,000 was predominantly due to net cash used for operations of $28,144,000, and net cash used in investing activities of $6,761,000, partially offset by net cash provided by financing activities of $20,959,000.

Net cash used in operating activities of $28,144,000 was predominantly due to net income for the period, which was more than offset by adjustments for non-cash items, including fair value adjustments.

Net cash used in investing activities of $6,761,000 was mainly due to the acquisition of an office building in Saskatoon, equipment purchases related to the FFT, as well as the Company’s incremental investment in JCU, slightly offset by a decrease in restricted cash. The decrease in restricted cash is due to the decrease in the pledged cash required to maintain the Letters of Credit facility with the Bank of Nova Scotia, as well as cash calls from the Elliot Lake reclamations trust, offset by the Company’s annual funding of the Elliot Lake reclamation trust fund.

Net cash provided by financing activities of $20,959,000 was from the net proceeds from the Company’s At-the-Market (‘ATM’) equity program, as well as stock option exercises. See below for further details regarding the ATM.

In February 2021, Denison issued 31,593,950 units, pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$0.91 for gross proceeds of $36,265,000 (US$28,750,000) and consisted of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.00 over a 24 month period.

In March 2021, Denison issued 78,430,000 units of the Company pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$1.10 for gross proceeds of $107,949,000 (US$86,273,000) and consisted of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.25 over a 24 month period.

In March 2021, Denison completed a private placement of 5,926,000 common shares on a flow-through basis at a price of $1.35 for gross proceeds of $8,000,000.

In September 2021, the Company filed a short form base shelf prospectus (‘2021 Base Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. The 2021 Base Shelf Prospectus relates to the public offering for sale of securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2021 Shelf Prospectus and pursuant to a prospectus supplement, for an aggregate offering amount of up to $250,000,000 during the 25 month period beginning on September 16, 2021.

Also in September 2021, Denison entered into an equity distribution agreement providing for an ATM equity offering program (‘2021 ATM Program’), qualified by a prospectus supplement to the 2021 Base Shelf Prospectus. The 2021 ATM Program will allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to US$50,000,000.

Also during the year ended December 31, 2021, the Company received share issue proceeds of $6,300,000 related to the issuance of 8,451,848 shares upon the exercise of employee stock options.

MANAGEMENT’S DISCUSSION & ANALYSIS

During  the year ended December 31, 2022, the Company issued 11,042,862 shares under the 2021 ATM Program. The common shares were issued at an average price of approximately $1.83 per share for aggregate gross proceeds of $20,200,000. The Company also recognized issue costs of $599,000 related to its ATM share issuances which includes $404,000 of commissions and $195,000 in other costs. Since launching the 2021 ATM Program, the Company has issued 14,883,162 shares under the ATM for aggregate gross proceeds of $28,175,000.

Also during the year ended December 31, 2022, the Company received share issue proceeds of $1,459,000 related to the issuance of 2,170,000 shares upon the exercise of employee stock options

Use of Proceeds

February 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated February 16, 2021 (‘February 2021 Prospectus Supplement’), the net proceeds of the equity financing from February 2021 were expected to be utilized to fund Wheeler River evaluation and detailed project engineering activities as well as general, corporate and administrative expenses. During 2021, a portion of the proceeds of this financing was utilized to fund Denison’s acquisition of 50% of JCU. The Company’s use of the remainder of the net proceeds was in line with the uses disclosed in the February 2021 Prospectus Supplement.

March 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated March 17, 2021 (‘March 2021 Prospectus Supplement’), the majority of the net proceeds of the equity financing from March 2021 were expected to be utilized to purchase physical uranium in the uranium spot market, with a target of acquiring approximately 2,500,000 pounds of U3O8, as well as general, corporate and administrative expenses, including storage costs for the purchased uranium. During 2021, the Company acquired 2,500,000 pounds of U3O8 with a total cost of $91,674,000. The remainder of the net proceeds of this financing will be utilized for general, corporate, and administrative expenses, in line with the use of proceeds disclosed in the March 2021 Prospectus Supplement.

2021 Flow Through Financing

As at December 31, 2022, the Company has fulfilled its obligation to spend $8,000,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in March 2021.

2021 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated September 28, 2021 (‘September 2021 Prospectus Supplement’), the net proceeds raised under the 2021 ATM Program were expected to be utilized to potentially fund Wheeler River evaluation and detailed project engineering, long lead project construction items, as well as general, corporate and administrative expenses, subject to the actual amount raised. During the period from the launch of the 2021 ATM Program in September 2021 to December 31, 2022, the Company’s use of proceeds from this offering was in line with that disclosed in the September 2021 Prospectus Supplement.

Revolving Term Credit Facility

On January 21, 2022, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2023 (‘2022 Credit Facility’). At that time, under the 2022 Credit Facility, the Company continued to have access to letters of credit of up to $24,000,000, which was fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the credit facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remained unchanged by the amendment – including the requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2022 Credit Facility.

MANAGEMENT’S DISCUSSION & ANALYSIS

In January 2022, the CNSC approved an amendment to the operating license for the MLJV and MWJV operations, which allows for the expansion of the McClean Lake TMF, along with the associated revised PDP and cost estimate. Under the revised PDP, the Company’s pro rata share of the financial assurances required to be provided to the Province of Saskatchewan decreased from $24,135,000 to $22,972,000.

As a result of this decrease in the financial assurances required for the MLJV and MWJV reclamation obligation, in April 2022, the Company entered into a further amendment with respect to the 2022 Credit Facility. This amendment reduced the maximum letters of credit available under the 2022 Credit Facility to $22,972,000, which was fully utilized for non-financial letters of credit in support of reclamation obligations. Concurrently, the cash collateral on deposit with BNS to maintain the 2022 Credit Facility was reduced from $9,135,000 to $7,972,000, which resulted in the release of $1,163,000 in previously restricted cash back to the Company. All other terms of the credit facility (tangible net worth covenant, investments amount and security for the facility) remained unchanged by this further amendment.

On December 22, 2022, the Company entered into an agreement with BNS to extend the maturity date of the Company’s credit facility to January 31, 2024 (‘2023 Credit Facility’). Under the 2023 Credit Facility, the Company increased the facility by $992,000 to cover additional standby letters of credit with respect to environmental obligations related to the FFT activities at Wheeler River. The Company now has access to letters of credit of up to $23,964,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2023 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $7,972,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the 2023.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2022:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Accounts payable and accrued liabilities	$10,299	$10,299	$—	$—	$—
Lease liabilities	440	161	272	7	—
Debt obligations	190	55	97	38	—
	$10,929	$10,515	$369	$45	$—

Exploration Spending Required to Maintain Exploration Portfolio in Good Standing

The Company has a portfolio of mineral properties, predominantly composed of 210 mineral claims in the Athabasca Basin region of Saskatchewan, Canada as at December 31, 2022. Under The Mineral Tenure Registry Regulations in Saskatchewan, once a claim has been ‘staked’, it may be held for an initial two-year period, and this period may be renewed year to year, subject to the holder expending a minimum required amount on exploration on the claim lands. Exploration expenditures that exceed the annual spending requirements may be carried forward and applied against future spending requirements. In addition, the Company, has mine surface lease payment obligations through its ownership interest in the MLJV and MWJV.

In order to maintain the Company’s current exploration portfolio in good standing for a period of five years, the Company’s share of the required exploration expenditures is outlined in the table below.

(in thousands)	Total	1 Year	2 Year	3 Year	4-5 Years
Exploration expenditures required to maintain claim status	$3,892	$78	$565	$629	$2,620
Surface lease payments	1,515	303	303	303	606
	$5,407	$381	$868	$932	$3,226

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company routinely assesses its exploration portfolio in order to rank properties in accordance with their exploration potential. From time to time, strategic decisions are made to either acquire new claims, through staking or purchase, or to allow claims to lapse. Claims are allowed to lapse if the Company determines that no further exploration work is warranted by the Company. The amounts in the table above were calculated based on currently approved legislation and assumes that the land claims held at the date of the MD&A would be maintained for the duration of five years. In addition, where Denison holds a claim with a partner, the Company has assumed that each partner will fund their share of the required expenditures.

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2022, is estimated to be $29,459,000, which is the present value amount that is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the CNSC. In the fourth quarter of 2022, an adjustment of $4,120,000 was made to decrease the reclamation liability to reflect minor adjustments in future plans as well as changes in the long-term discount rate used to arrive at the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from the Elliot Lake reclamation trust fund. At December 31, 2022, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $3,133,000.

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. The most recent approved reclamation plan is dated November 2021 and was approved in January 2022. The Company’s best estimate of its share of the present value of the total reclamation liability is derived from this plan. During 2022, the Company decreased the liability by $5,812,000 to reflect the updated cost assumptions in the most recent plan as well as to reflect changes in the long-term discount rate used to estimate the present value of the reclamation liability. The majority of the reclamation costs are expected to be incurred between 2040 and 2058.

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province of Saskatchewan. Under the November 2021 approved plan, the Company has put in place financial assurances of $22,972,000, providing irrevocable standby letters of credit from BNS in favour of SKMOE. As at December 31, 2022, to provide the required standby letters of credit, the Company is utilizing the 2023 Credit Facility.

Other – The Company’s exploration and evaluation activities are subject to environmental regulations as set out by the Saskatchewan government. Cost estimates of expected future decommissioning and reclamation activities are recognized when the liability is incurred. During 2022, an adjustment of $1,768,000 was made to increase the reclamation liability to reflect additional reclamation activities required as a result of the 2022 FFT activities, as well as changes in the long-term discount rate used to arrive at the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. As at December 31, 2022, the Company has provided a standby letter of credit in the amount of $992,000 to the SKMOE related to this obligation utilizing the 2023 Credit Facility.

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS AND INVESTMENTS

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2022	2021
(in thousands)	Category (1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$50,915	$63,998
Trade and other receivables	Category B		4,143	3,656
Investments
Equity instruments (shares)	Category A	Level 1	8,022	14,349
Equity instruments (warrants)	Category A	Level 2	87	229
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,133	2,866
Credit facility pledged assets	Category B		7,972	9,000
Reclamation letter of credit collateral	Category B		—	135
			$74,272	$94,233
Financial Liabilities:
Account payable and accrued liabilities	Category C		10,299	8,590
Debt obligations	Category C		576	508
Warrants on investment	Category A	Level 2	—	1,625
Share purchase warrants	Category A	Level 2	—	20,337
			$10,875	$31,060

Notes:

1.	Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; Category C=Financial liabilities at amortized cost.

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include currency risk, equity price risk, credit risk, interest rate risk, liquidity risk and commodity price risk.

Currency Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company’s foreign denominated investments in uranium, cash and cash equivalents, trade and other receivables, and trade and other payables.

As the prices of uranium are quoted in U.S. currency, fluctuations in the Canadian dollar relative to the U.S. dollar can significantly impact the valuation of the Company’s holdings of physical uranium from a Canadian dollar perspective.

At December 31, 2022, the Company is exposed to some foreign exchange risk on its net U.S dollar financial asset position, including cash and cash equivalents held in U.S. dollars,  predominantly as a result of U.S dollar financing activities completed during 2021.

MANAGEMENT’S DISCUSSION & ANALYSIS

At December 31, 2022, the Company’s net U.S dollar financial assets and uranium investments were $11,248,000, and $162,536,000, respectively. The impact of the U.S dollar strengthening or weakening (by 10%) on the value of the Company’s net U.S dollar-denominated assets is as follows:

	December 31 2022	Sensitivity
	Foreign	Foreign	Change in
	Exchange	Exchange	net income
(in thousands except foreign exchange rates)	Rate	Rate	(loss)
Currency risk
CAD weakens	1.3544	1.4898	17,330
CAD strengthens	1.3544	1.2190	(17,330)

Equity Price Risk

The Company is exposed to equity price risk on its investments in equity instruments of other publicly traded companies as well as on the GoviEx Warrants. At December 31, 2022, a 10% increase in the equity price of all of the Company’s equity holdings would have increased the Company’s investments in equity instruments by $811,000 and a 10% decrease would have decreased the investments in equity instruments by $811,000.

Credit Risk

The Company limits cash and cash equivalents and restricted cash and investment risk by dealing with credit worthy financial institutions. The majority of the Company’s normal course trade and other receivables balance relates to a small number of customers who have established credit worthiness with the Company through past dealings. Based on its historical credit loss experience, the Company has recorded an allowance for credit loss of $nil on its normal course trade and other receivables as at December 31, 2022 and December 31, 2021.

The Company’s Mongolia Sale Receivable is accounted for at fair value and is assessed as having a fair value of $nil using Level 3 inputs.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

Liquidity Risk

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process, which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, debt instruments, equity investments, uranium holdings, and its access to credit facilities and capital markets, if required.

Commodity Price Risk

The Company’s investments in uranium are recorded at fair value, with changes in fair value being recorded in the profit or loss. At December 31, 2022, a 10% increase in the uranium spot price would increase the value of the Company’s investments by $16,253,000, while a 10% decrease would decrease the value of the investments by $16,253,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

Until July 19, 2021, Denison served as the manager of UPC, a publicly traded company listed on the TSX that invested in U3O8 and UF6. The Company had no ownership interest in UPC but received fees for management services it provided and commissions from the purchase and sale of U3O8 and UF6 by UPC.

In April 2021, UPC announced that it had entered into an agreement with Sprott to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021, and the MSA between Denison and UPC was terminated.

The MSA between the Company and UPC entitled Denison to receive the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

As a result of the termination of the MSA in 2021 Denison received a termination payment from UPC of $5,848,000.

The following amounts were earned from UPC for the periods ended:

	Year Ended	Year Ended
	December 31,	December 31,
(in thousands)	2022	2022

Management Fee Revenue
Base and variable fees	$—	$1,069
Termination fee	—	5,848
Discretionary fees	—	350
Commission fees	—	697
	$—	$7,964

Korea Electric Power Corporation (‘KEPCO’)

Denison and Korea Hydro Nuclear Power Canada (‘KHNP Canada’) (which is an indirect subsidiary of KEPCO through Korea Hydro Nuclear Power (‘KHNP’)) are parties to the KHNP Strategic Relationship Agreement, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of Korea Waterbury Uranium Limited Partnership (‘KWULP’). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following compensation was awarded to key management personnel:

	Year Ended	Year Ended
	December 31,	December 31,
(in thousands)	2022	2021

Salaries and short-term employee benefits	$3,251	$2,546
Share-based compensation	3,083	2,277
	$6,334	$4,823

The increase in salaries and short-term employee benefits awarded to key management is predominantly driven by an increase in bonus expense as well as an increase in headcount. The increase in bonus expense recognized in 2022 was largely due to a special additional bonus award granted to certain key management personnel in recognition of the highly successful outcome of the novel 2021 project financing initiative whereby the Company acquired 2.5 million pounds U3O8 in physical uranium holdings with the proceeds of March 2021 public offering equity financing.

The Company recognizes the accounting value of share-based compensation over the vesting period. The number of share-based awards to be issued under the Company’s long-term incentive plan is calculated based on the fair value of the awards at December 31 of the immediately preceding year, while the accounting value assigned to the awards is based on their fair value at the date of issuance, which is typically in March of the following year. In 2021, an increase in the Company’s share price between December 31, 2020 and the issue date of the awards in March 2021 resulted in a larger  increase in the share-based compensation relating to this award than typical. Accordingly, the increase in share-based compensation expense in the year ended December 31, 2022 is due to the fact that the current period includes a full year of vesting expense for these awards, while the prior period included only 10 months of the vesting expense. The increase in share-based compensation was also driven by the fact that, a portion of the special additional bonus award was settled in share-based compensation, increasing the value of the share-based compensation issued in 2022. Finally, the increase in share-based compensation in the year ended December 31, 2022, compared to the prior year, was also partly driven by forfeitures of share based compensation in the third quarter of 2021 which reduced share-based compensation expense in that period.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

Common Shares

At March 9, 2023, there were 835,350,866 common shares issued and outstanding and a total of 890,218,288 common shares on a fully-diluted basis.

Stock Options and Share Units

At March 9, 2023, there were 7,813,000 stock options, and 7,839,422 share units outstanding.

Share Purchase Warrants

At March 9, 2023, there were 39,215,000 share purchase warrants outstanding with a US$2.25 strike price and a March 2023 expiry.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2023

The 2023 Outlook, and discussion below, represents the Company’s best estimate of its cash flows for the year:

(‘000)	2023 OUTLOOK(2)
Mining Segment
Development & Operations	(1,695)
Exploration	(7,964)
Evaluation	(27,260)
JCU Cash Contributions	(3,146)
(40,065)
Closed Mines Services Segment
Closed Mines Environmental Services	873
873
Corporate and Other Segment
Corporate Administration & Other	(4,476)
(4,476)
Net forecasted cash outflow (1)	$(43,668)

Notes:

1.	Only material operations shown.
2.	The outlook is prepared on a cash basis.

DEVELOPMENT & OPERATIONS

Development and operation expenditures are budgeted to be $1.7 million for 2023.

Denison’s share of operating and capital expenditures at the Orano Canada operated MLJV and MWJV are budgeted to be $637,000. These expenditures primarily relate to MLJV’s share of the cost of operating for the Sue water treatment plant and planned work to further advance the evaluation of the SABRE mining method for deployment at McClean Lake or Midwest, as well as the evaluation of the potential use of the ISR mining method at Midwest.

Operating expenditures in 2023 are also expected to include $904,000 for reclamation costs related to Denison’s legacy mine sites in Elliot Lake.

EXPLORATION

The exploration budget for 2023 is estimated at $8.0 million (Denison’s share).

As Denison continues to advance the application of ISR mining at Phoenix, exploration efforts remain focused on discovering high-grade unconformity-hosted uranium deposits with ISR potential. The application of ISR in the Athabasca Basin has the potential to make smaller high-grade deposits economically viable, which has influenced new exploration strategies, particularly within highly prospective areas with widely spaced historical drilling.

Denison-operated exploration programs planned for 2023 have been designed to focus on the following objectives:

1)	Drill test high-priority exploration targets in proximity to planned Wheeler River infrastructure – including an estimated 5,000 metres in diamond drilling.
2)	Drill test targets identified through geophysical surveying completed at Johnston Lake during 2022 – including an estimated 6,000 metres of diamond drilling.

MANAGEMENT’S DISCUSSION & ANALYSIS

3)	Continue efforts to refill and re-evaluate the target inventory on pipeline projects – including geophysical programs proposed for the Bell Lake and Hook-Carter properties.
4)	Fund non-Denison operated exploration drill programs (at Waterfound) and care and maintenance programs (McClean Lake and Wolly) to maintain exposure to the potential for the expansion of recently discovered and/or historically delineated mineralization.

Exploration activities in 2023 will also include a non-operated drill program at Waterfound River, while care and maintenance budgets are proposed for McClean Lake and Wolly.

EVALUATION

In 2023 the Evaluation program at Wheeler River will shift from technical de-risking efforts to focus on engineering activities, including completion and publication of the ongoing FS and, if deemed appropriate, the initiation of the detailed design engineering phase to support the advancement of the project to a development decision. Additionally, efforts will continue to support the advancement of regulatory processes associated with the review of the draft EIS and initial project licensing submissions. Simultaneously, agreement negotiations are expected to progress with the Project’s various Interested Parties.

Building on the recent de-risking success achieved at Wheeler River, Denison is also planning to recommence the advancement of the evaluation of the THT deposit at Waterbury Lake as a potential future ISR uranium mine. Work planned for 2023, is expected to include field testing, metallurgical lab testing, and environmental baseline programs with the objective of obtaining the necessary technical information to permit for the completion of a potential future PFS in 2024.

The budget for Denison’s share of evaluation programs and technical services departmental net spending totals approximately $27.3 million (excluding Denison’s indirect 5% share attributable to its Wheeler River ownership interest held in JCU, discussed below). Additionally, this budget reflects that Denison will fund 100% of the expenditures for the evaluation work at Waterbury Lake in 2023. Total 2023 evaluation, including JCU’s share of expenses, is projected to be approximately $30.0 million.

JCU CASH CONTRIBUTIONS

The budget for 2023 includes cash contributions to JCU of $3.1 million, In 2023, JCU is anticipating funding its share of project expenditures at Wheeler River, Christie Lake, Waterfound, Close Lake, Kiggavik, Wolly, and Millennium.

CLOSED MINES

Revenue from operations at Denison’s Closed Mines group during 2023 is budgeted to be $7.8 million, with operating, overhead, and capital expenditures budgeted to be $6.9 million, resulting in an expected net contribution of approximately $0.9 million.

CORPORATE ADMINISTRATION AND OTHER

Cash corporate administration expenses are budgeted to be $8.5 million in 2023, and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

In 2023, cash inflows of $3.8 million are expected in connection with payments due under the Repayment Agreement with UI.

Interest income is expected to contribute $1.5 million on the Company’s unrestricted and restricted cash and short-term investments.

MANAGEMENT’S DISCUSSION & ANALYSIS

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s ‘disclosure controls and procedures’ (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2022.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.

During the three months ended September 30, 2022, the Company completed the implementation of an enterprise resource planning (‘ERP’) software. The process of implementing the ERP software represented a material change in the Company’s internal control over financial reporting. Pre-implementation testing and post-implementation reviews were conducted by management to ensure that internal controls surrounding the system implementation process, the applications and the closing process were properly designed and implemented, to ensure continuity in the Company’s system of internal controls. There were no other changes in the Company’s internal control over financial reporting during the twelve months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

MANAGEMENT’S DISCUSSION & ANALYSIS

Significant estimates and judgements made by management relate to:

Mineral property impairment reviews and impairment adjustments

At each reporting date, the Company assesses whether there is an indicator that its mineral properties may be impaired. Judgement is applied in identifying whether or not an indicator exists. Impairment indicators exists when facts and circumstances suggest that the carrying amount of a mineral property may exceed its recoverable amount. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists. The valuation of the liability typically involves identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

RISK FACTORS

Denison’s business, the value of its common shares (the ‘Shares’) and management’s expectations regarding the same are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of Denison to be materially different than anticipated. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of the Company. Other factors may arise in the future that are currently not foreseen by management of the Company, which may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Capital Intensive Industry and Uncertainty of Funding

The exploration and development of mineral properties and operation of mines and associated facilities requires a substantial amount of capital, and the ability of the Company to proceed with any of its plans with respect thereto depends on its ability to obtain financing through joint ventures, equity financing, debt financing or other means.

MANAGEMENT’S DISCUSSION & ANALYSIS

There is no assurance that the Company will be successful in generating and/or obtaining required financing as and when needed on acceptable terms. For example, general market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations, or other factors may make it difficult to secure the financing necessary to fund the substantial capital that is typically required in order to advance a mineral project, such as the Wheeler River project, through the testing, permitting and feasibility processes to a production decision, or to place a property, such as the Wheeler River project, into commercial production. Failure to obtain sufficient financing could result in the delay or indefinite postponement of any or all of the Company’s exploration, development or other growth initiatives.

Denison has a History of Negative Operating Cash Flow

Denison had negative operating cash flow for recent past financial reporting periods. Denison anticipates that it will continue to have negative operating cash flow until such time as, if at all, its Wheeler River project goes into production. To the extent that Denison has negative operating cash flow in future periods, Denison may need to allocate a portion of its cash reserves and/or physical uranium holdings to fund such negative cash flow. Denison may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to Denison.

Global Financial Conditions

Global financial conditions are subject to volatility arising from international geopolitical and global economic developments, as well as general financial market turbulence, and market expectations of the same. Examples of such are the broad market impacts observed in connection with the COVID-19 pandemic, including market volatility and global inflation, and the Russia-Ukraine war. Access to public financing and credit in Canada can be negatively impacted by global financial conditions. Accordingly, the health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. Instances of volatility and market turmoil could adversely impact Denison’s operations and the trading price of the Shares.

Speculative Nature of Exploration and Development

Exploration for minerals and the development of mineral properties is speculative and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience, and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, many of Denison’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to estimate mineral resources, establish mineral reserves and ultimately develop an orebody. There is no assurance that the Company’s uranium deposits are commercially mineable.

Risks of, and Market Impacts on, Developing Mineral Properties

Denison’s uranium production is dependent in part on the successful development of its known ore bodies, discovery of new ore bodies and/or revival of previously existing mining operations. It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations. Where the Company has been able to estimate the existence of mineral resources and mineral reserves, such as for the Wheeler River project, substantial expenditures are still required to establish economic feasibility for commercial development and to obtain the required environmental approvals, permits and assets needed to commence commercial operations.

MANAGEMENT’S DISCUSSION & ANALYSIS

Development projects are subject to the completion of successful feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing, the completion or attainment of which are subject to their own risks and uncertainties. Additionally, the inability to achieve necessary tasks or obtain required inputs, or any delays in the achievement of any key project tasks or inputs, could cause significant delays in timing, cost or results of the assessment of feasibility and/or the process to advance a project to a development decision. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically volatile and cyclical.

Where a feasibility study is completed by Denison, such as for the Wheeler River project, any estimates of mineral reserves and mineral resources, development costs and schedule, operating costs and estimates of future cash flow contained therein, will be based on Denison’s interpretation of the information available to-date. Development projects have no operating history upon which to base developmental and operational estimates. Particularly for development projects, economic analyses and feasibility studies contain estimates based upon many factors, including estimates of mineral reserves, the interpretation of geologic and engineering data, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of uranium from the ore, estimated operating costs, anticipated climatic conditions and other factors. In addition, results from further studies completed on the project may alter the plans and/or schedule for a project, which in turn may cause potentially significant delays to previous estimates of schedule and/or increases in estimated costs.  As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production. For example, the plan and schedule, the capital and operating cost projections, and the related economic indicators in the Wheeler PFS Report may vary significantly from the capital and operating costs and economic returns estimated by a final feasibility study or actual expenditures.

The decision as to whether a property, such as Wheeler River, contains a commercial mineral deposit and should be brought into production will depend upon market conditions, as well as the results of exploration and evaluation programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk.

It is not unusual in the mining industry for new mining operations to take longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated. Any of the following events, among others, could affect the profitability or economic feasibility of a project or delay or stop its advancement: unavailability of necessary capital, unexpected problems during the start-up phase delaying production, unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, unavailability of labour, increases in operating costs (including due to inflation), increased costs of mining or processing and refining facilities, unavailability of economic sources of power and water, unanticipated transportation costs, changes in government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, etc.), changes or delays in permitting and regulatory approval processes or restrictions associated with permitting or regulatory approvals, fluctuations in uranium prices, accidents, labour actions and force majeure events.

The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to the prevailing conditions in the applicable marketplace at the time of sale, and applicable government regulations. The demand for uranium and other minerals is subject to global economic influences and changing attitudes of consumers and demand from end-users.

Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long-term viability of Denison and its operations.

MANAGEMENT’S DISCUSSION & ANALYSIS

Risks Associated with the Selection of Novel Mining Methods

As disclosed in the Wheeler PFS Report, Denison has selected the ISR mining method for production at the Phoenix deposit. While test work completed to date indicates that ground conditions and the mineral reserves estimated to be contained within the deposit are amenable to extraction by way of ISR, actual conditions could be materially different from those estimated based on the Company’s technical studies and field testing completed to-date. While industry best practices have been utilized in the development of its estimates, actual results may differ significantly.

The MLJV is also developing the SABRE mining method, and Orano Canada and Denison plan to evaluate the potential use of this innovative method for future mining operations at their jointly owned McClean Lake and Midwest properties. While important milestones for the SABRE technology have been achieved to date, actual operations for a full-scale mining operation have not been proven and could be materially different than currently projected or otherwise anticipated.

Denison and the MLJV, respectively, must complete work to further advance and/or confirm current estimates and projections for development of either mining method to the level of a feasibility study. As a result, it is possible that actual costs and economic returns of any mining operations may differ materially from Denison’s or the MLJV’s  best estimates, as applicable.

If these novel mining methods can be advanced, their commercial use beyond the projects for or on which they are being developed could present a significant opportunity for Denison and/or the MLJV to expand upon the benefits of such investments in innovation; however, the ability and process for a joint venture, or either partner thereof, to use the mining method on projects outside of their respective joint ventures has not yet been established.

Dependence on Obtaining Licenses, and other Regulatory and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial and state governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, including whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties in accordance with applicable environmental standards.

The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which may involve the coordination of multiple governmental agencies. Environmental and regulatory review has become a long, complex and uncertain process that can cause potentially significant delays. Obtaining these government approvals includes among other things, completing environmental assessments and engaging with local communities. See “Engagement with Canada’s First Nations and Métis” for more information regarding Denison’s community engagement. In addition, future changes in governments, regulations, and policies, such as those affecting Denison’s mining operations and uranium transport, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.

The ability of the Company to obtain and maintain permits and approvals and to successfully explore and evaluate properties and/or develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its projects and in the surrounding communities. The real or perceived impacts of the activities of other mining companies, locally or globally, may also adversely affect the Company’s ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be obtained or renewed on acceptable terms or in a timely manner. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have.

Failure to comply with applicable laws, regulations and permitting requirements, even inadvertently, may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies may be required to compensate others who suffer loss or damage by reason of their exploration or other activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Engagement with Canada’s First Nations and Métis

First Nations and Métis rights, entitlements and title claims may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations in northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Métis people have not signed treaties; they assert Indigenous rights throughout Saskatchewan, including Indigenous title over most if not all of the Company’s project lands.

Managing relations with the local First Nations and Métis communities is a matter of paramount importance to Denison. Engagement with, and consideration of other rights of, potentially affected Indigenous peoples may require accommodations – including undertakings regarding funding, contracting, environmental practices, employment and other matters and can be difficult. This may affect the timetable and costs of exploration, evaluation and development of the Company’s projects.

The Company’s relationships with communities of interest are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and communities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in proximity to which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with local First Nations and Métis communities and other communities of interest may result in additional obstacles to permitting, increased legal challenges, or other disruptions to the Company’s exploration, development and production plans, and could have a significant adverse impact on the Company’s share price and financial condition.

COVID-19 Outbreaks

Outbreaks of COVID-19 have caused, and may cause further, disruptions to the Company’s business and operational plans. Such disruptions may result from (i) restrictions that governments and communities impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages of employees and/or unavailability of contractors and subcontractors, and/or (iv) interruption of supplies from third parties upon which the Company relies. It is presently not possible to predict the extent or duration of any such disruption. A disruption may have a material adverse effect on the Company’s business, financial condition, and results of operations, which could be rapid and unexpected. These disruptions may severely impact the Company’s ability to carry out its business plans for 2023 and beyond.

MANAGEMENT’S DISCUSSION & ANALYSIS

On March 20, 2020, Denison announced a temporary suspension of activities related to the EA for the Wheeler River project, an important part of which involves extensive in-person engagement and consultation with various interested parties. Accordingly, the decision to suspend the EA was partially motivated by the significant social and economic disruptions that emerged as a result of the COVID-19 pandemic. The EA process is a key element of the Wheeler River project’s critical path. While the EA process has resumed and the draft EIS was submitted in October 2022, the Company is not currently able to estimate the impact of the temporary suspension on the project development schedule, cost estimates or other project development assumptions and projections outlined in the PFS, and users are specifically cautioned against relying on the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024.

Compliance with Environmental, Health and Safety Regulations

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met, and Denison’s right to pursue its development plans is dependent upon receipt of, and compliance with, additional permits, licenses and approvals. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations comply, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to advance its projects and, as a result, on its financial position and results.

Health and Safety

Exploration and mining development and operating activities represent inherent safety hazards and maintaining the health and safety of the Company’s employees and contractors is of paramount importance to Denison. The Company has policies, procedures and controls in place intended to maintain the health and safety of its operations. Notwithstanding such efforts, safety incidents may still occur. Significant potential risks include, but are not limited to, vehicle accidents, unsafe road conditions or events and contact with energized sources.

Operations in the uranium industry are subject to risks uniquely associated with uranium mining and processing. For example, the risk of over-exposure to radiological materials by the Company’s employees, contractors, or others is inherent in Denison’s operations, as they involve the treatment, monitoring, possession, handling, storage and/or transportation of radioactive materials (uranium, radon, etc.).

MANAGEMENT’S DISCUSSION & ANALYSIS

Employees involved in activities in remote areas may also be exposed to additional hazards as a result of equipment failure, such as risk of failure of heating equipment or damage to camp facilities; risk of being stranded due to breakdown or damage to mobile equipment, or risk of attacks on employees by wildlife. The impact of such hazards could be exacerbated by limited access to first aid or other medical care and/or delayed emergency response time.

Any incident resulting in serious injury or death could have profound impacts on the Company, its employees and others, as well as result in litigation and/or regulatory action (including, but not limited to suspension of development activities, fines or penalties), or otherwise adversely affect the Company’s reputation and ability to meet its objectives.

Imprecision of Mineral Reserve and Mineral Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced or that Denison will receive the prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the Company’s estimates of mineral reserves and mineral resources are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Global Demand and International Trade Restrictions

The international nuclear fuel industry, including the supply of uranium concentrates, is relatively small compared to other minerals, and is generally highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. For example, the supply and marketing of uranium from Russia is limited by international trade agreements.

In general, trade agreements, governmental policies and/or trade restrictions are beyond the control of Denison and may affect the supply of uranium available for use in markets like the United States and Europe, which are currently the largest markets for uranium in the world. Similarly, trade restrictions or foreign policy have the potential to impact the ability to supply uranium to developing markets, such as China and India. If substantial changes are made to regulations affecting the global marketing and supply of uranium, the Company’s business, financial condition and results of operations may be materially adversely affected.

Volatility and Sensitivity to Uranium Market Prices

The value of the Company’s mineral resources, mineral reserves and estimates of the viability of future production for its projects are heavily influenced by long- and short term market prices of U3O8. Historically, these prices have seen significant fluctuations, and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power, political, economic and social conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers. Uranium prices failing to reach or sustain projected levels can impact operations by requiring a reassessment of the economic viability of the Company’s projects, and such reassessment alone may cause substantial delays and/or interruptions in project development, which could have a material adverse effect on the results of operations and financial condition of Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.

Current estimates project increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

The Russia-Ukraine war has highlighted to many global policymakers the significant geopolitical risk associated with an over reliance on sources of energy from politically unstable jurisdictions. In many cases, this has resulted in increased calls for a renewed focus on energy independence, to which many nations have identified nuclear power as a potentially critical energy alternative that can both improve energy sovereignty and support the achievement of carbon emission reduction climate goals.

Market Price of Shares

The market price of Denison’s Shares may experience wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries – including mining and nuclear energy – and volatile trading due to unpredictable general market or trading sentiments.

The market price of Denison’s Shares are likely to increase or decrease in response to a number of events and factors, including: Denison’s operating performance and the performance of competitors and other similar companies; the breadth of the public market for the Shares and the attractiveness of alternative investments; volatility in metal prices; the number of Shares to be publicly traded after an offering pursuant to any prospectus or prospectus supplement; the public’s reaction to the Company’s press releases, material change reports, other public announcements and its filings with the various securities regulatory authorities; the arrival or departure of key personnel; public perception of the nuclear industry and reaction to the developments therein; changes in recommendations by research analysts who track the Shares or the shares of other companies in the sector; developments that affect the market for all resource sector securities; changes in general economic and/or political conditions (including inflation); acquisitions, strategic alliances or joint ventures involving Denison or its competitors; and the other risk factors listed herein.

Many of these factors that could impact the market price of the Company’s Shares are not directly related to Denison’s results or operations and are, therefore, not within Denison’s control. Accordingly, the market price of the Shares at any given point in time may not accurately reflect the long-term value of Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. From January 1, 2022 to December 31, 2022, the closing price of the Shares on the NYSE American ranged as low as US$0.911 to as high as US$1.82 and daily trading volumes ranged from approximately 62,643 to 5,930,417 Shares and the closing price of the Shares on the TSX ranged from as low as C$1.185 to as high as C$2.315 and daily trading volumes ranged from approximately 245,890 to 14,249,874 Shares. These volatilities do not represent all trading in the Shares and significant trading volume is facilitated through other trading markets for the Shares in Canada or the United States.

In recent years, the Company has been affected by the results of a seemingly significant change in investor sentiment towards nuclear energy and uranium in connection with a global trend towards the transition to “clean” energy sources, which is believed to have resulted in increased trading volumes and price volatility of the Shares. Investor sentiment can change quickly, and investors may make investment decisions based on third party media and/or social media discussions that may not accurately reflect the Company’s disclosure or actual results of operations. Such sentiments may cause volatility in the trading price of the Shares and may or may not be reflective of individual investor’s views as to the value of the underlying assets.

Market sentiment and trading in an entity’s shares can also be impacted by its inclusion in, or exclusion from, certain equity benchmarks and/or investable indices. For example, in 2021 Denison’s Shares were added to the S&P/TSX Composite Index, the headline index for the Canadian equity market. This inclusion could impact the Company’s Share price positively, with increased interest in purchasing the Shares. However, a decline in the index could result in investors selling the Shares of the Company for reasons that are unrelated to the Company’s operating results, underlying asset values or prospects. In addition, the removal of the Company from the S&P/TSX Composite could have a negative impact on the market price of Shares, as certain shareholders who link investments to the index could be required to sell the Shares for reasons that are unrelated to the Company’s operating results, underlying asset values or prospects our actual results.

Accordingly, the market price of the Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Shares may be materially adversely affected.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution from Further Issuances

While active in exploring for new uranium discoveries in the Athabasca Basin region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large scale uranium producer in Canada. Denison will require additional funds to further such activities.

Denison may sell additional debt or equity securities (including through the sale of securities convertible into Shares) to finance its exploration, evaluation, development, construction, and other operations, acquisitions or other projects. Denison is authorized to issue an unlimited number of common shares. Denison cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Shares. With any additional sale or issuance of equity securities, investors may suffer dilution of their voting power and it could reduce the value of their investment.

MANAGEMENT’S DISCUSSION & ANALYSIS

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, Orano Canada is the operator and majority owner of the MLJV and MWJV in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees. Orano Canada may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities. Orano Canada maintains the regulatory licenses in order to operate the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. Any lengthy work stoppages or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Reliance on Contractors and Experts

In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Denison emphasizes the importance of conducting operations in a technically sound, safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties. Any material error, omission, act of negligence or act resulting in a technical failure, environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Physical Uranium Holdings

The Company used the substantial majority of the proceeds of the March 2021 unit offering in order to fund the purchase of physical uranium as part of a financing initiative in connection with the advancement of the Company’s uranium projects. There is no assurance that the strategy will be successful.

The Company intends to use the physical uranium, in part, to support the potential financing of the development of the Wheeler River project. There is no assurance that the physical uranium may be pledged as security for any potential financing, that the full value of the uranium held will be recognized by any party providing financing or that the Company’s ownership of the physical uranium will enhance the Company’s ability to access future project financing. Further, should the purchased uranium be used as security for a future financing, there is a risk that it would no longer be available for sale by the Company to meet any other objectives described for use of the proceeds of the March 2021 unit offering.

The Company may elect to sell a portion or all of the physical uranium accumulated to fund its operations and other capital requirements should other forms of financing not be available as and when needed on more prudent terms.

MANAGEMENT’S DISCUSSION & ANALYSIS

Reliance on Facilities

Any uranium currently owned by the Company, such as the 2.5 million pounds U3O8 acquired with the proceeds of the March 2021 unit offering, will be stored at one or more licensed uranium conversion facilities (‘Facilities’) owned by different organizations. As the number of duly licensed Facilities is limited, there can be no assurance that storage arrangements that are commercially beneficial to the Company will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material impact on the Company’s plans with respect to the physical uranium holdings.

Any loss or damage of the uranium may not be fully covered or absolved by contractual arrangements with the Facilities or the Company’s insurance arrangements, and the Company may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Any failure to recover all of the uranium holdings could have a material adverse effect on the financial condition of the Company.

Foreign Exchange Rates

The Company maintains its accounting records and reports its financial position and results in Canadian dollars. Fluctuations in the U.S. currency exchange rate relative to the Canadian currency could significantly impact the Company, including its financial results, operations or the trading value of its securities, as the price of uranium is quoted in U.S. dollars, and a decrease in value of U.S. dollars would result in a relative decrease in the valuation of uranium and the associated market value from a Canadian currency perspective. Exchange rate fluctuations, and any potential negative consequences thereof, are beyond the Company’s control.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the sale of its mining assets and operations located in Mongolia to Uranium Industry a.s., entering into the Ecora Arrangement, the acquisition of Cameco Corp’s interest in the WRJV and the JCU Acquisition. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Shares.

Inability to Exploit, Expand and Replace Mineral Reserves and Mineral Resources

Denison’s mineral reserves and resources at its Wheeler River, Waterbury Lake, McClean Lake and Midwest projects are Denison’s material future sources of possible uranium production. Unless other mineral reserves or resources are discovered or acquired, Denison’s sources of future production for uranium concentrates will decrease over time if its current mineral reserves and mineral resources are exploited or otherwise depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production in future years.

MANAGEMENT’S DISCUSSION & ANALYSIS

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Participants in the mining business include large established companies with long operating histories. In certain circumstances, the Company may be at a disadvantage in acquiring new properties as competitors may have incumbency advantages, greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the federal, provincial and local governments in Canada, as well as by First Nations and Métis.

There is also a risk that Denison’s title to, or interest in, its properties may be subject to defects or challenges. If such defects or challenges cover a material portion of Denison’s property, they could have a material adverse effect on Denison’s results of operations, financial condition, reported mineral reserves and resources and/or long-term business prospects.

Maintenance of Obligations under the 2022 Credit Facility and Other Debt

The 2022 Credit Facility only has a term of one year, and will need to be renewed on or before January 31, 2024. There is no certainty what terms of any renewal may be, or any assurance that such renewal will be made available to Denison.

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the 2022 Credit Facility. Denison is also subject to a number of restrictive covenants under the 2022 Credit Facility and the Ecora Arrangement, such as restrictions on Denison’s ability to incur additional indebtedness and sell, transfer or otherwise dispose of material assets. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control, which could cause Denison to fail to satisfy its obligations under the 2022 Credit Facility, Ecora Arrangement or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The 2022 Credit Facility and Ecora Arrangement are secured by Denison Mines Inc.’s (‘DMI’) main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the 2022 Credit Facility, Ecora Arrangement or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Change of Control Restrictions

The Ecora Arrangement and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. In the event that consent is required from our counterparty and our counterparty chooses to withhold its consent to a merger or acquisition, then such party could seek to terminate certain agreements with Denison, including certain agreements forming part of the Ecora Arrangement, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its shareholders.

MANAGEMENT’S DISCUSSION & ANALYSIS

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the security requirements are periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technological Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes impacting the mining and/or nuclear industries. For example, technological changes in nuclear reactors, enrichment and used uranium fuel processing could reduce the demand for uranium and technological changes in mine production, decommissioning and monitoring could reduce the value of Denison’s post-closure mine care and maintenance services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities in which it has an interest; personal injury or death; environmental damage; delays in or interruption of or cessation of exploration, development, production or processing activities; or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks are incurred by Denison and its joint venture partners on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

Containment Management

Denison does not currently have any tailings production. However, the Company’s Closed Mines group is engaged in long-term monitoring for Denison’s closed mines in Elliot Lake, Ontario for which decommissioning and restoration has been completed. Such monitoring includes the operation of tailings storage facilities, the results of which are reviewed regularly by the CNSC and the Elliot Lake Joint Regulatory Group, which consists of federal and provincial regulators. Denison’s other exploration and evaluation activities may also produce waste materials, for which containment procedures and practices are in place, in accordance with applicable regulatory and permit requirements. However, there is a risk of environmental contamination or other adverse effect due to a release of radioactive material or other materials produced by the Company’s activities if the infrastructure prepared therefor is not sufficient to achieve appropriate containment. Such an occurrence could have a material and adverse effect on the Company’s reputation, financial condition and results of operations.

Anti-Bribery and Anti-Corruption Laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977, as amended. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Climate Change

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees, contractors and/or local communities. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures in the Athabasca Basin region, potentially affecting the Company’s winter exploration programs at certain of its material projects. Any such event could result in material economic harm to Denison.

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, certain environmental impacts from mineral exploration and mining activities may be inevitable. Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.

Information Systems and Cyber Security

One of the Company’s material assets is its operational data and intellectual property and the ability to effectively retain and access that data is a priority for Denison. There is a risk that corporate data management systems are not implemented or utilized effectively to achieve ease of access and retrieval of timely, accurate and meaningful information about the business operations and risks to enable informed decision-making.

The accessibility of the Company’s corporate data may also be compromised through information security breaches. Although to date the Company has not experienced any information security breaches or any losses relating to cyber-attacks, there can be no assurance that the Company will not incur such losses in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS

One of the most important things a company can do to prevent information security breaches is to ensure its people understand the importance of protecting its data and systems. In light of that, the Company has an Information Technology Acceptable Use Policy for its employees, for which it seeks annual review and affirmation of compliance, with procedures and practices in place designed to protect Denison’s information technology (‘IT’) infrastructure. Denison also regularly deploys mandatory company-wide information technology and cyber-security training, to ensure familiarity with the risks and mitigation strategies, with the modules last launched in 2019 and 2022.

The Company’s operations depend upon the availability, capacity, reliability and security of its IT infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event occurs, the Company’s continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems, and is always considering initiatives to enhance its cyber and data security; however, these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Maintenance of Key Infrastructure and Equipment

For continued operations and to ensure the health and safety of employees and others, the Company must maintain diverse  physical assets and infrastructure. The cost of operation and maintenance and the operating performance of such facilities may be adversely affected by a variety of factors, including regular and unexpected maintenance and replacement expenditures; the aging of facilities which may reduce their operating performance and increase the cost of maintenance; potential breakdown or failure of equipment requiring emergency or temporary response; catastrophic events such as fires, explosions, earthquakes, volcanic eruptions, landslides, floods, releases of hazardous materials, severe storms or similar occurrences; and other factors discussed in these risk factors. Any of these events could significantly increase the expenses incurred by the Company and/or materially and adversely affect its business, financial condition and future results.

MANAGEMENT’S DISCUSSION & ANALYSIS

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract, retain and motivate such employees. In addition, Denison’s ability to keep essential operating staff in place may also be challenged as a result of potential COVID-19 outbreaks or quarantines.

Conflicts of Interest

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act (‘OBCA’).

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO and KHNP

Effective December 2016, KEPCO indirectly transferred the majority of its interest in Denison to KHNP Canada. Denison and KHNP Canada subsequently entered into the KHNP SRA (on substantially similar terms as the original strategic relationship agreement between Denison and KEPCO), pursuant to which KHNP Canada is contractually entitled to Board representation. Provided KHNP Canada holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any Shareholder meeting.

KHNP Canada’s right to nominate a director may give KHNP Canada influence on decisions made by Denison’s Board. Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect Shareholders. The interests of KHNP and KEPCO, as indirect Shareholders, may not always be consistent with the interests of other Shareholders.

MANAGEMENT’S DISCUSSION & ANALYSIS

The KHNP SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO or KHNP Canada to support such an acquisition.

United States investors may not be able to obtain enforcement of civil liabilities against the Company

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the OBCA, that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion, of their assets and the Company’s assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If the Company is characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. The Company may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years. Prospective investors should carefully read the discussion below under the heading “Material United States Federal Income Tax Considerations for U.S. Holders” and the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company

The Company may lose its foreign private issuer status if a majority of the Company’s common shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

QUALIFIED PERSON

Chad Sorba, P.Geo., Denison’s Director Technical Services, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

Andy Yackulic, P.Geo., Denison’s Director Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml):

●	For the Wheeler River project, the ‘Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada’ dated October 30, 2018;
●	For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;
●	For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and
●	For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

RADIOMETRIC EQUIVALENT GRADES, SAMPLING, ANALYSIS AND DATA VERIFICATION

Following the completion of a drill hole, the hole is radiometrically logged using a downhole gamma probe, which collects continuous readings of radioactivity along the length of the drill hole. Probe results are then calibrated using an algorithm calculated from the comparison of probe results against geochemical analyses in the area. The gamma-log results provide an immediate radiometric equivalent uranium value (U3O8%) for the hole, which, except in very high-grade zones, is reasonably accurate. The Company typically reports eU3O8 as a preliminary result and subsequently reports definitive assay grades following sampling and chemical analysis of the mineralized drill core.

MANAGEMENT’S DISCUSSION & ANALYSIS

Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison’s Annual Information Form dated March 25, 2022 available on the Company’s website and filed under the Company’s profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2023 and beyond, including the proposed use of proceeds of equity financings; the benefits to be derived from corporate transactions, the estimates of Denison’s mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including Denison’s planned engineering, metallurgical, environmental assessment and other evaluation programs and plans expectations for the FS; the results of, and estimates and assumptions within, the PFS; statements regarding anticipated budgets, fees, expenditures and timelines in the PFS and for the FS; expectations regarding Denison’s community engagement activities and related agreements and the anticipated continuity thereof; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from its Closed Mines operations; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison’s share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the PFS, trade-off study, FFT and other field work and metallurgical studies, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.). These factors are not, and should not be construed as being exhaustive.

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information.

MANAGEMENT’S DISCUSSION & ANALYSIS

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms ‘measured’, ‘indicated’ and ‘inferred’ mineral resources which are Canadian mining terms as defined in and required to be disclosed in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (‘NI 43-101’), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the ‘CIM’) – CIM Definition Standards on Mineral Resources and Mineral Reserves (‘CIM Standards’), adopted by the CIM Council, as amended.

Until recently, the CIM Standards differed significantly from standards in the United States. Effective in 2019, the U.S. Securities and Exchange Commission (the ‘SEC’) adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act (the ‘SEC Modernization Rules’). As a result, the SEC now recognizes estimates of ‘measured mineral resources’, ‘indicated mineral resources’ and ‘inferred mineral resources’. In addition, the SEC has amended its definitions of ‘proven mineral reserves’ and ‘probable mineral reserves’ to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are “substantially similar” to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Denison may report as ‘proven mineral reserves’, ‘probable mineral reserves’, ‘measured mineral resources’, ‘indicated mineral resources’ and ‘inferred mineral resources’ under NI 43-101 would be the same had the Company prepared those estimates under the standards adopted under the SEC Modernization Rules. Accordingly, descriptions of mineral reserves and mineral resources in Denison’s disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

United States investors are also cautioned that while the SEC now recognizes ‘indicated mineral resources’ and ‘inferred mineral resources’, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any ‘indicated mineral resources’ or ‘inferred mineral resources’ that the Company reports are or will be economically or legally mineable. Further, ‘inferred mineral resources’ have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the ‘inferred mineral resources’ exist. In accordance with Canadian securities laws, estimates of ‘inferred mineral resources’ cannot form the basis of feasibility or other economic studies, except in limited circumstances permitted under NI 43-101.